Exhibit 99.4

DUNDEE CORPORATION
Management’s Discussion and Analysis

Dundee Corporation (the “Company” or “Dundee Corporation” or “we”) is an asset management company dedicated to private wealth management, real estate and resources.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  Dundee Corporation’s investments include publicly listed and private companies in a variety of sectors, as well as investments in liquid securities such as mutual funds.  The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol DC.A.

This Management’s Discussion and Analysis has been prepared with an effective date of November 10, 2009 and should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, as at and for the year ended December 31, 2008 (“2008 Audited Consolidated Financial Statements”) and the unaudited interim consolidated financial statements for the nine months ended September 30, 2009.  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) unless otherwise specified.  All amounts are in Canadian dollars, unless otherwise specified.

The Company holds investments in various industry sectors and our ownership interest in these investments is established through different entities and structures which create differing accounting treatments.  Our investments are accounted for as follows:

(i)	Our subsidiaries are not recorded as individual investments. Instead, the subsidiaries are consolidated in our financial statements, whereby 100% of the subsidiaries’ accounts are recorded on a line-by-line basis in our consolidated balance sheets and consolidated statements of operations, and are then subject to non-controlling interest.
(ii)
The carrying values of our investments that are classified as equity accounted investees are adjusted by our share of earnings or losses in the investee, and by any dilution in our ownership interest.  Our share of earnings or losses from equity accounted investees, as well as any gain or loss resulting from a dilution in our ownership interest, is reported in our consolidated statements of operations as “Share of earnings (losses) of equity accounted investees”.  In addition, we may recognize a fair value adjustment against the carrying values of our equity accounted investments if their fair value falls below their carrying value and we determine that the decrease in fair value is other-than-temporary in nature.

(iii)
Available-for-sale (“AFS”) securities are generally carried on the balance sheet at their estimated fair value with unrealized gains and losses included in accumulated other comprehensive income (“AOCI”) until a sale or other-than-temporary impairment is recognized, at which point cumulative unrealized gains or losses are transferred to net earnings.

(iv)
Certain investments held by our subsidiaries have been classified as trading securities.  Trading securities are carried on the balance sheet at fair value with unrealized gains and losses included in net earnings.

OPERATING SEGMENTS AND SIGNIFICANT INVESTMENTS

Wealth Management
The wealth management segment includes the operations of our subsidiary, DundeeWealth Inc. (“DundeeWealth”).  DundeeWealth is a publicly traded wealth management company that provides diversified wealth management and investment solutions including alternative and tax-advantaged products, capital markets and advisory services to financial advisors, institutions, corporations and foundations, and innovative wealth management through independent financial advisors across Canada.  Additional information regarding DundeeWealth may be accessed at www.dundeewealth.com.

International banking activities are carried out through other wholly owned subsidiaries of the Company, through offices in Bermuda and the Cayman Islands.

Our wealth management segment also includes the activities undertaken by our recently established wholly owned subsidiary, Ravensden Asset Management Inc., (“Ravensden”) which is registered as a Portfolio Manager in the province of Ontario.  At September 30, 2009, Ravensden provided sub-advisory and investment services to approximately $3.2 billion of AUM.

DUNDEE CORPORATION

Ravensden is also working towards our initiative to raise up to $1 billion for private equity investment in the resource sector through a new limited partnership structure.

Real estate asset management activities are carried out through Dundee Real Estate Asset Management (“DREAM”), a division of our 74% owned subsidiary, Dundee Realty Corporation (“Dundee Realty”).  For accounting purposes, the operating results and financial position of DREAM have been included as part of our real estate segment.

Real Estate
The real estate segment consists of the business activities of Dundee Realty, a private company with operations in the real estate asset management business through DREAM, and with operating activities in the land and housing business in Canada and the United States.  These activities are supplemented by a portfolio of select income generating properties.  Our real estate segment also includes the results of our 18% interest in Dundee Real Estate Investment Trust (“Dundee REIT”) (www.dundeereit.com).

Resources
Activities in our resources segment are carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary of the Company.  The resources segment includes both our 53% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com), a company involved in the development of a natural gas storage facility in Spain, as well as our 53% interest in Eurogas International Inc. (“EII”) (www.eurogasinternational.com), a company which carries out oil and gas exploration and development activities in Tunisia.  The resources segment includes various other portfolio holdings, including our approximate 20% interest in Dundee Precious Metals Inc. (“Dundee Precious”) (www.dundeeprecious.com), and our approximate 25% interest in Breakwater Resources Ltd. (“Breakwater”) (www.breakwater.ca), both of which are accounted for on an equity basis.

Other Investments and Corporate Costs
Our remaining investments and the operating results from these investments, other than those which have been designated as trading securities, have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as liquid securities such as mutual funds.  Included in this segment are general corporate overhead costs, as well as interest and debt servicing costs, to the extent that such costs have not been specifically allocated to any operating division.

DUNDEE CORPORATION

Significant Investments
The following table illustrates our significant portfolio investments, including our percentage ownership interest, the accounting treatment used to account for each investment, the book value of the investment (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices as at September 30, 2009.

(in thousands of dollars except percentages)
				30-Sep-09	31-Dec-08
	Accounting	Book	Market	Percentage	Percentage
Investment Holding	Treatment	Value	Value	Owned	Owned
Wealth Management Segment
DundeeWealth Inc. (a)	Consolidation	$ N/A	$898,718	49%	49%
Real Estate Segment
Dundee Realty Corporation	Consolidation	N/A	N/A	74%	75%
Dundee Real Estate Investment Trust (b)	Equity	85,547	84,272	18%	21%
Resources Segment
Eurogas Corporation	Consolidation	N/A	52,375	53%	53%
Eurogas International Inc.	Consolidation	N/A	333	53%	53%
Dundee Precious Metals Inc.	Equity	45,143	70,667	20%	20%
Breakwater Resources Ltd.	Equity	17,745	56,650	25%	25%
(a)	The Company maintains an approximate 62% voting interest in DundeeWealth.
(b)
Approximately 79% of our interest in Dundee REIT is held through units of Dundee Properties Limited Partnership (“DPLP”), with the remainder in publicly traded Dundee REIT units.  The DPLP units are convertible, at the Company’s option, into units of Dundee REIT on a one-for-one basis.

PERFORMANCE MEASURES AND BASIS OF PRESENTATION
Our consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars.  We believe that important measures of our operating performance and the operating performance of our subsidiaries include certain measures that are not defined under Canadian GAAP and, as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:
➢
“AUM” or “Assets under Management” represent the period-end market value of client assets managed by our wealth management subsidiaries on a discretionary basis and in respect of which our wealth management subsidiaries earn investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheets.

➢
“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by our wealth management subsidiaries and in respect of which our wealth management subsidiaries earn commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheets.

➢	“EBITDA” represents earnings before interest, taxes, depreciation and amortization. We use this measure as a supplement to net earnings and cash flows.
➢
“Operating Earnings Before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings (Loss)” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

DUNDEE CORPORATION

CONSOLIDATED RESULTS OF OPERATIONS

Nine months ended September 30, 2009 compared with the nine months ended September 30, 2008

Consolidated Net Earnings
Net earnings for the nine months ended September 30, 2009 were $51.8 million or $0.68 per share on a fully diluted basis compared with a net loss of $11.6 million or a loss of $0.15 per share in the same period of 2008.

Net earnings in the current period include a fair value gain of $39.4 million relating to certain investments held by DundeeWealth.  By comparison, net earnings in the same period of the prior year included a fair value loss of $113.8 million on investments.  After associated income taxes and non-controlling interest, these fair value adjustments impacted net earnings in the nine months ended September 30, 2009 by $13.7 million (2008 – net loss of $39.6 million).

Selected Consolidated Segmented Earnings (Loss)

(in thousands of dollars)

For the nine months ended September 30,	2009	2008
Wealth management	$ 41,653	$ (45,079)
Real estate	29,519	44,292
Resources	3,403	(10,856)
Other investments and corporate costs	(6,648)	(4,213)
Intersegment	2,454	2,454
	70,381	(13,402)
Dilution gains (losses) from consolidated subsidiaries	1,386	(1,702)
Income taxes	(19,929)	3,440
Net earnings (loss) from continuing operations	51,838	(11,664)
Gain from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	69
Net earnings (loss)	$ 51,838	$ (11,595)

Consolidated revenues for the nine months ended September 30, 2009, were $714.0 million, down 18% compared with $869.2 million in the same period of 2008, primarily reflecting stock market declines that occurred in the latter part of 2008 and early 2009.

AUM levels of $33.6 billion at September 30, 2009 marks a near historical high for DundeeWealth and represents growth of 32% since December 31, 2008.  Market appreciation represents $6.1 billion of this growth.  DundeeWealth may earn a performance fee when the investment performance of certain eligible AUM exceeds an applicable benchmark.  At October 31, 2009, DundeeWealth had approximately $6.6 billion in AUM subject to performance fees.  Performance fees are generally determined on December 31 of each year, and are only included in earnings when the amount of performance fees earned can be determined with certainty.  Unrecognized net performance fees, before tax, were approximately $11.7 million at October 31, 2009.  Performance fee revenues are impacted by capital markets and therefore, variances to this estimate on a period by period basis may be significant.

Continued investor concerns over global equity markets are, however, reflected in declines in both gross and net asset gathering activities, especially during the first quarter of this year.  Gross additions to AUM in DundeeWealth’s investment management division were $4.4 billion in the nine months ended September 30, 2009, compared with $7.4 billion in the same period of the prior year.  Net asset gathering activities were $1.7 billion during the first nine months of 2009 compared with $3.5 billion in the first nine months of 2008.  Notwithstanding a difficult environment, Dynamic FundsTM continues to lead its peer group in asset gathering activities as determined by the Investment Funds Institute of Canada.

DundeeWealth’s retail distribution activities continued to experience losses as a result of a decline in business volume following the market downturn in the latter part of 2008.  These losses were partially mitigated by improved margins in capital markets activities, including increased profit margins in corporate finance revenues and principal trading activities, both of which benefited from recent market optimism.

In the second quarter of 2009, we reported that our real estate segment was cautiously optimistic of economic indicators predicting an end to the recession in Canada.  Both the financial and operating results of our real estate segment in the third quarter of this year have corroborated and, in fact, exceeded these expectations, with margins from real estate activities of $24 million in the third quarter alone, surpassing the combined real estate margins earned in the first two quarters of 2009.  Propelled by strong buyer demand, housing and condominium activities during the first nine months of 2009 outperformed levels originally anticipated.  Although Alberta was affected by the recent financial crisis, results from land sales in western Canada continue to show substantial growth, and are beyond previous expectations.  The fourth quarter of 2009 is expected to show similar results as Dundee Realty has a high number of land lots under option.

At September 30, 2009, DREAM, a recently established division of Dundee Realty, managed assets of $3.1 billion.  DREAM is aggressively pursuing opportunities offered by foreign investors for Canadian assets and is also designing products supporting infrastructure development, potentially through asset management arrangements.

DUNDEE CORPORATION

Operating earnings before income taxes and non-controlling interest from our resources segment were $2.2 million in the first nine months of 2009 compared with losses of $12.6 million in the same period of 2008.  The operating results of our resources segment include our share of the operating results of our equity-accounted investments, including both Breakwater and Dundee Precious.  Equity earnings in the nine months ended September 30, 2009 relating to resource activities were $7.9 million compared with equity losses of $5.7 million in the same period of the prior year, reflecting higher gross profits from mining operations due to improvements in both commodity prices and productivity.

In March, 2009, EII received approval for the listing of its common shares on the Canadian National Stock Exchange (“CNSX”).  Increases in selling, general and administrative (“SG&A”) expenses attributed to our resources segment include the costs incurred by EII as a publicly listed security.  EII also incurred higher levels of SG&A costs in the current period relating to the settlement of its farmout arrangement with Delta Hydrocarbons B.V. (“Delta”) (see “Eurogas International Inc. – Agreement with Delta Hydrocarbons B.V.).

DUNDEE CORPORATION

Available-for-Sale Securities (“AFS”)

(in thousands of dollars)
	Three Months	Nine Months
	ended	ended
	30-Sep-09	30-Sep-09
Fair value of available-for-sale securities, beginning of period	$170,297	$294,730
Transactions in the period ended September 30, 2009
New investments	23,114	43,373
Proceeds from sales of investments	(428)	(4,218)
Transfer to trading securities of FRNs	-	(169,478)
Changes in unrealized gains in available-for-sale securities	52,627	82,123
Other transactions	(59)	(979)
Fair value of available-for-sale securities as at September 30, 2009	$245,551	$245,551

Represented by:
Collateralized loan obligations		$26,858
Mutual funds managed by a subsidiary		92,550
Other		126,143
		$245,551

Following the completion of the restructuring plan granted by the Superior Court of Ontario early in the first quarter of 2009, DundeeWealth exchanged its investments in non-bank sponsored asset-backed commercial paper (“ABCP”) for longer-term floating rate notes (“FRNs”) designed to match the maturities of the underlying assets.  DundeeWealth classified the newly acquired FRNs as held-for-trading and accordingly, the fair value of ABCP immediately prior to the restructuring was removed from the fair value of AFS securities.

In the nine months ended September 30, 2009, the Company purchased AFS securities at a cost of $43.4 million, including approximately $23.1 million of purchases completed in the third quarter of this year.  Many of our recent investments continue to be in the resource sector or are resource-based, including our $18 million investment in African Minerals Limited, a mineral exploration and development company with significant interests in Sierra Leone, West Africa (see “Resources Segment – Other Portfolio Investments”).  Proceeds from dispositions of AFS securities were $4.2 million in the nine months ended September 30, 2009, most of which related to the disposition of certain short term investments.

Unrealized appreciation in the estimated fair value of AFS securities increased by $82.1 million since December 31, 2008, including appreciation of $52.6 million in the third quarter of this year.  This appreciation in estimated fair values is reflective of improvements in global market conditions and was generally experienced across all industry sectors in which we invest.  Changes in unrealized appreciation of AFS securities are recorded in  AOCI until such time as they are realized.

At September 30, 2009, the estimated fair value of the Company’s portfolio of AFS securities was $245.6 million (December 31, 2008 - $125.3 million, after adjusting for the exchange of ABCP for FRNs which were subsequently classified as held-for-trading).

DUNDEE CORPORATION

Equity Accounted Investments

(in thousands of dollars)
	Three Months	Nine Months
	ended	ended
	30-Sep-09	30-Sep-09
Carrying value of equity accounted investments, beginning of period	$161,070	$160,339
Transactions in the period ended September 30, 2009
Cash invested in equity accounted investees	-	5,796
Distributions received, net of reinvestments	(2,404)	(7,052)
Share of earnings of equity accounted investees	5,859	5,587
Share of other comprehensive loss of equity accounted investees	(3,913)	(4,058)
Other	(1,434)	(1,434)
Carrying value of equity accounted investments, September 30, 2009	$159,178	$159,178

During the second quarter of 2009, the Company purchased 57,960,000 units of Breakwater as part of a public offering, for total consideration of $5.8 million.  The units consisted of one common share and one-half purchase warrant.  Each whole warrant entitles the holder to purchase a further common share of Breakwater at a cost of $0.12 per share until April 9, 2014.  Our participation in the public offering allowed us to maintain our 25% ownership interest.

During the third quarter of 2009, Dundee REIT completed a public offering of 3,852,500 Series A REIT Units for gross proceeds of $70.7 million, diluting our interest in Dundee REIT to 18% as at September 30, 2009.  We recorded a dilution loss of $2.0 million in the third quarter of 2009 relating to issuances by Dundee REIT, including issuances pursuant to its distribution reinvestment program.

In the current period, Odyssey Resources Ltd. (“Odyssey”) completed a non-brokered private placement of 4,800,000 flow-through common shares at a price of $0.25 per share, for gross proceeds of $1.2 million.  The transaction diluted our interest in Odyssey from 43% to 36%.

The market value of our equity accounted investments as at September 30, 2009 was $217.9 million (December 31, 2008 - $102.0 million), after deducting the fair value of our obligation to deliver Dundee REIT units pursuant to the terms of our 5.85% exchangeable unsecured subordinated debentures (“Exchangeable Debentures”).

(in thousands of dollars except percentages)
		September 30, 2009			December 31, 2008
		Carrying	Market		Carrying	Market
	Ownership	Value	Value	Ownership	Value	Value

Breakwater Resources Ltd.	25%	$17,745	$56,650	25%	$13,560	$13,560
Dundee Precious Metals Inc.	20%	45,143	70,667	20%	37,952	29,119
Dundee Real Estate Investment Trust (a)	18%	85,547	78,093	21%	96,337	48,537
Escal UGS S.L. (b)	33%	5,824	5,824	33%	5,975	5,975
Odyssey Resources Ltd.	36%	1,450	2,330	43%	2,842	1,250
Other		3,469	4,345		3,673	3,608
		$159,178	$217,909		$160,339	$102,049
(a)	Fair value is determined net of our obligation to deliver Dundee REIT units, pursuant to the terms of our Exchangeable Debentures, of $6.2 million (December 31, 2008 - $4.0 million).
(b)
Our 33% interest in Escal UGS S.L. (“Escal”) is held through Eurogas’ 74% owned subsidiary, Castor UGS Limited Partnership, giving Eurogas an effective 25% interest in Escal.  Escal’s market value has been determined based on its cost to the Company.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

(in thousands of dollars)						2009

	Wealth			Other Investments
For the nine months ended September 30, 2009	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 306,754	$ -	$ -	$ -	$ -	$ 306,754
Redemption fees	10,183	-	-	-	-	10,183
Financial services	212,554	-	-	822	(822)	212,554
Real estate revenue	-	176,522	-	-	-	176,522
Investment income (loss)	3,637	(449)	1,648	8,574	(5,417)	7,993
	533,128	176,073	1,648	9,396	(6,239)	714,006
EXPENSES
Selling, general and administrative	208,057	3,726	4,308	4,093	(822)	219,362
Variable compensation	130,513	-	-	-	-	130,513
Trailer service fees	90,118	-	-	-	-	90,118
Operating costs, real estate	-	122,655	-	-	-	122,655
	428,688	126,381	4,308	4,093	(822)	562,648
OPERATING EBITDA	104,440	49,692	(2,660)	5,303	(5,417)	151,358
Amortization of deferred sales commissions	65,729	-	-	-	-	65,729
Depreciation, depletion and amortization	9,619	3,486	441	1,477	-	15,023
Interest expense	15,318	6,937	2,201	10,678	(7,871)	27,263
Equity (earnings) losses	-	2,321	(7,908)	-	-	(5,587)
Fair value adjustments	(39,422)	-	-	-	-	(39,422)
Foreign exchange (gain) loss	(9,077)	-	386	(204)	-	(8,895)
Gain on exchangeable debentures	-	-	-	-	-	-
OPERATING EARNINGS (LOSS)	62,273	36,948	2,220	(6,648)	2,454	97,247
Non-controlling interest	(20,620)	(7,429)	1,183	-	-	(26,866)
	41,653	29,519	3,403	(6,648)	2,454	70,381
NON-SEGMENTED ITEMS
Dilution gains						1,386
Income taxes						(19,929)
Net earnings (loss) from continuing operations	41,653	29,519	3,403	(6,648)	2,454	51,838
Gain from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	-	-	-	-	-

NET EARNINGS (LOSS) FOR THE PERIOD	$ 41,653	$ 29,519	$ 3,403	$ (6,648)	$ 2,454	$ 51,838

(in thousands of dollars)						2008

	Wealth			Other Investments
For the nine months ended September 30, 2008	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 370,220	$ -	$ -	$ -	$ -	$ 370,220
Redemption fees	11,706	-	-	-	-	11,706
Financial services	255,837	-	-	753	(1,253)	255,337
Real estate revenue	-	214,487	-	-	-	214,487
Investment income (loss)	12,602	(399)	2,118	10,707	(7,600)	17,428
	650,365	214,088	2,118	11,460	(8,853)	869,178
EXPENSES
Selling, general and administrative	241,336	4,301	6,049	9,115	(1,253)	259,548
Variable compensation	176,591	-	-	-	-	176,591
Trailer service fees	107,475	-	-	-	-	107,475
Operating costs, real estate	-	148,083	-	-	-	148,083
	525,402	152,384	6,049	9,115	(1,253)	691,697
OPERATING EBITDA	124,963	61,704	(3,931)	2,345	(7,600)	177,481
Amortization of deferred sales commissions	60,298	-	-	-	-	60,298
Depreciation, depletion and amortization	9,891	3,141	93	1,507	-	14,632
Interest expense	14,310	7,259	3,291	6,150	(10,054)	20,956
Equity losses (earnings)	-	(1,095)	5,655	-	-	4,560
Fair value adjustments	113,827	-	-	-	-	113,827
Foreign exchange loss (gain)	2,488	-	(323)	215	-	2,380
Gain on exchangeable debentures	-	-	-	(1,314)	-	(1,314)
OPERATING (LOSS) EARNINGS	(75,851)	52,399	(12,647)	(4,213)	2,454	(37,858)
Non-controlling interest	30,772	(8,107)	1,791	-	-	24,456
	(45,079)	44,292	(10,856)	(4,213)	2,454	(13,402)
NON-SEGMENTED ITEMS
Dilution losses						(1,702)
Income taxes						3,440
Net (loss) earnings from continuing operations	(45,079)	44,292	(10,856)	(4,213)	2,454	(11,664)
Gain from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	69	-	-	-	-	69

NET (LOSS) EARNINGS FOR THE PERIOD	$ (45,010)	$ 44,292	$ (10,856)	$ (4,213)	$ 2,454	$ (11,595)

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

Nine months ended September 30, 2009 compared with the nine months ended September 30, 2008

WEALTH MANAGEMENT SEGMENT
Our wealth management activities include our domestic wealth management activities, which operate through DundeeWealth, Ravensden and DREAM.  International wealth management activities are carried out in both Bermuda and the Cayman Islands.  Operating results of DREAM are reported in the real estate segment.

RESULTS OF DUNDEEWEALTH INC.

➢	RESULTS OF OPERATIONS

During the first three quarters of 2009, DundeeWealth earned EBITDA of $106.6 million and net earnings from continuing operations of $40.4 million.  This compares with EBITDA of $125.5 million and a net loss from continuing operations of $60.5 million for the relative period of the prior year.

Included in net earnings for the first nine months of 2009 is a $39.4 million pre-tax fair value adjustment gain related to certain of DundeeWealth’s investments.  The adjustment includes a fair value gain of $48.9 million related to DundeeWealth’s investment in  ABCP ($34.7 million, net of tax), including $2.9 million recognized in the third quarter of this year, partially offset by a $9.5 million impairment on the fair value of DundeeWealth’s investment in CLOs ($6.7 million, net of tax) representing the decrease in the value of these investments from December 31, 2008 to June 30, 2009.  Increases in DundeeWealth’s portfolio of CLOs since June 30, 2009 have been included in AOCI.  In the nine months ended September 30, 2008, DundeeWealth incurred a pre-tax fair value adjustment loss of $113.8 million ($80.8 million, net of tax) on its investment in ABCP.

Excluding the impact of these valuation adjustments, DundeeWealth had net earnings of $12.4 million in the first nine months of 2009 compared with net earnings of $20.4 million for the same period in 2008. The decrease in the period-over-period profitability illustrates the impact of the global capital markets following events in the last four months of 2008, which was partially mitigated by improvements in operating efficiencies.

(in millions of dollars)
AUM	2009	2008
Balance at January 1,	$ 25,426	$ 28,161
Gross additions	4,433	7,359
Redemptions	(2,719)	(3,870)
Net assets gathered	1,714	3,489
Market appreciation/(depreciation)	6,071	(5,580)
Acquisitions	-	4,643
Changes in AUM of DundeeWealth Financial, net	433	86
Balance at September 30,	$ 33,644	$ 30,799

During 2009, AUM grew 32% to $33.6 billion from $25.4 billion at December 31, 2008.  Net asset gathering activities were $1.7 billion during the first nine months of 2009 compared with $3.5 billion in the first nine months of 2008.  Notwithstanding curtailment in growth, DundeeWealth continued to lead its peer group with respect to net sales of long-term mutual funds1 on a year to date basis.

[1]
Net sales of long-term mutual funds represent net asset gathering activities in AUM, exclusive of net asset gathering activities in money market funds as measured by the Investment Funds Institute of Canada.

DUNDEE CORPORATION

(in millions of dollars)

For the nine months ended September 30,	2009	% Change	2008
REVENUES
Management fees	$ 303.6	(17%)	$ 366.9
Redemption fees	10.2	(13%)	11.7
Financial services	213.9	(17%)	256.8
Other	3.6	(71%)	12.3
	$ 531.3	(18%)	$ 647.7

DundeeWealth’s consolidated revenues from continuing operations during the first three quarters of 2009 were $531.3 million, representing an 18% decline from consolidated revenues of $647.7 million earned during the same period of 2008.

Management fee revenues during the nine months ended September 30, 2009 were $303.6 million, representing a 17% decline from management fee revenues earned in the same period of the prior year.  The decline reflects the impact of a decrease in the average value of AUM experienced by DundeeWealth when compared to the same period in 2008.  The average management fee rate earned during the first nine months of 2009, excluding acquisitions completed in mid-2008, declined to 1.63% from 1.70% in the nine months ended September 30, 2008, decreasing management fee revenues by $12.4 million.  The decrease in the average management fee rate continues to reflect a shift out of equity based investment products experienced earlier in the year, with new investments into fixed income products and cash, as investors implement strategies to mitigate risk by transferring savings into asset classes that have traditionally been considered lower risk.

The AUM from acquisitions completed in mid-2008 consist largely of institutional accounts, which are generally subject to lower management fee rates than our regular business.  On an overall basis, including AUM relating to these acquisitions, DundeeWealth’s average management fee rate during the first nine months of 2009 was 1.45%.

Declining investor confidence resulting from the economic meltdown in the latter part of 2008 continues to impact levels of financial services revenues.  Retail commissions, a significant component of DundeeWealth’s financial services revenues, were $79.7 million in the first three quarters of 2009 compared with $110.8 million in the prior year, a decrease of $31.1 million or approximately 28%.  Prior year financial services revenues included amounts earned by a subsidiary of DundeeWealth that was subsequently disposed of in December 2008.

Commissions from mutual fund transactions represented approximately $38.5 million or 48% of retail commissions compared with $63.9 million or 58% in 2008.  Trailer service fee revenues, which are also included in financial services revenues, decreased by 32% or $41.0 million to $86.7 million in the first nine months of 2009 compared with $127.7 million in the prior year, reflecting both the period-over-period impact of market depreciation to mutual fund AUA, as well as the subsidiary disposition discussed previously.

Financial services revenue from capital markets activities was $65.6 million in the first nine months of 2009 compared with $51.4 million in the prior year.  Principal trading revenue increased by $19.1 million to $20.6 million in the first nine months of 2009, compared with $1.5 million earned in the same period of the previous year, reflecting significant reversals of market depreciation that occurred in the last four months of 2008.  Consistent with improved investment banking and merger and acquisition activity experienced throughout the industry, corporate finance revenue increased by 9% to $27.0 million in the first three quarters of 2009, from $24.8 million in the same period of 2008, with approximately $21.6 million earned in the second and third quarters of 2009.  In the first nine months of 2009, DundeeWealth’s brokerage subsidiary participated in 121 (2008 – 116) public and private new issue transactions, including 39 transactions completed in the third quarter.

Institutional commissions of $11.8 million earned in the first nine months of 2009 represented a 34% decline from the same period of the prior year, a direct result of decreased client trading due to continued market volatility.

DUNDEE CORPORATION

Financial services activities in DundeeWealth generated a gross margin of $81.0 million in the first nine months of 2009 compared with $82.8 million in the first nine months of 2008.  Before taxes and non-controlling interest, financial services activities in  DundeeWealth resulted in a loss of $6.0 million as compared to a loss of $38.6 million in the same period of 2008. Operating expenses in DundeeWealth, adjusted for intersegment distribution fees, were $423.9 million in the first nine months of 2009, compared with $520.9 million in the same period of the prior year.

(in millions of dollars)
For the nine months ended September 30,	2009	% Change	2008
OPERATING EXPENSES
Selling, general and administrative	$204.0	(14%)	$238.1
Variable compensation	130.5	(26%)	176.6
Trailer service fees	90.2	(16%)	107.5
	424.7	(19%)	522.2
Intersegment distribution fees paid to Dundee Corporation	(0.8)	(38%)	(1.3)
Total	$423.9	(19%)	$520.9

SG&A costs incurred by DundeeWealth have decreased 14% from $238.1 million in the first nine months of 2008 to $204.0 million in the first nine months of 2009.  Decreases in SG&A levels are primarily driven by a significant streamlining of many of DundeeWealth’s back office procedures initiated in 2008, complemented by efficiencies resulting from the integration of certain support activities.  SG&A costs in the third quarter of 2009 were relatively flat as compared to the second quarter of the year, reflective of ongoing cost containment efforts at DundeeWealth.

Consistent with the decrease in financial services revenues, variable compensation costs have decreased by 26% to $130.5 million in the nine months ended September 30, 2009, compared with $176.6 million in the same period of the prior year.  Variable compensation expense associated with retail activities was $140.4 million (2008 - $200.9 million), resulting in a net margin from retail activities of $38.6 million (2008 - $51.5 million) or 22% (2008 – 20%).  Capital markets activities resulted in variable compensation costs of $23.1 million (2008 - $20.1 million) and a net margin of $42.4 million (2008 - $31.3 million) or 65% (2008 - 61%).  Improved margins reflect a changing revenue mix in capital markets activities.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing support to clients who have invested in DundeeWealth's mutual fund products.  Trailer service fees are calculated as a percentage of the fair value of the associated AUM.  Excluding the acquisitions completed in mid-2008, DundeeWealth incurred trailer fee expense representing approximately 0.55% (2008 – 0.55%) of average AUM or 33.6% (2008 – 32.4%) of total management fee revenues generated from these assets.

On a consolidated basis, amortization of deferred sales commissions was $65.7 million in the first nine months of 2009 (2008 – $60.3 million).  In the first nine months of 2009, DundeeWealth paid commissions of $61.5 million (2008 – $92.1 million).  For accounting purposes, these commissions are deferred and amortized on a straight-line basis over five years.

➢	CHANGES IN FINANCIAL CONDITION

Restructured Asset-Backed Commercial Paper
At December 31, 2008, DundeeWealth held ABCP with a par value at maturity of $379.4 million and with a carrying value of $169.5 million.  On January 21, 2009, and as part of the restructuring plan granted by the Superior Court of Ontario, DundeeWealth exchanged its investments in ABCP for longer-term FRNs designed to match the maturities of the underlying assets.  DundeeWealth has classified the FRNs as held-for-trading.

DUNDEE CORPORATION

Floating Rate Notes Received on Restructuring of ABCP:
(in millions of dollars)
Class A-1	$145.8
Class A-2	123.6
Class B	22.4
Class C	9.0
MAV2 IA Tracking Notes	26.8
MAV3 IA Tracking Notes	14.2
MAV3 TA Tracking Notes	29.6
Total FRNs received on restructuring of ABCP	371.4
Principal repayments during 2009	(28.2)
Total FRNs, net of principal repayments	$343.2

Concurrent with completion of the restructuring plan, DundeeWealth received $16.8 million of interest relating to the ABCP.  Subsequent to the restructuring, DundeeWealth received additional interest and principal repayments aggregating $28.8 million, including principal repayments of $25.9 million on MAV3 TA tracking notes, $1.9 million on MAV2 IA and MAV3 IA tracking notes, and $0.4 million on MAV2 A-1 and A-2 notes.  All cash received by DundeeWealth was recognized as a reduction in the carrying value of the FRNs.

(in millions of dollars)
	September 30, 2009	December 31, 2008
Fair value, beginning of year	$169.5	$283.3
Principal repayments	(28.2)	-
Interest repayment	(17.4)	-
Adjustment to fair value	48.9	(113.8)
Fair value, end of period	$172.8	$169.5

There are currently no market quotations available for the FRNs.  Consistent with methodologies applied to determine fair value of ABCP assets at December 31, 2008, DundeeWealth, with the assistance of outside experts in this field, applied a valuation approach using publicly available information to determine the type and characteristics of assets in each of the affected trusts. Using a valuation technique, DundeeWealth assigned values to each asset type, after which an overall dollar weighted average valuation across all FRNs was then calculated.  DundeeWealth’s determination of fair value of traditional assets continues to be based primarily on discussions with third party dealers or, where available, the most recent trading prices of similar securities.  As proxy for the fair value of hybrid securitized assets, DundeeWealth considered credit indices on structured finance products including the ABX, TABX and CMBX indices.  Fair value of leveraged and unleveraged corporate CDOs is determined using a pricing model which requires inputs of initial and current credit spreads, a risky annuity and a leverage factor.

Valuations across most structured finance asset classes are driven primarily by changes to the prevailing credit spreads, the associated volatility, and the leverage within the underlying portfolio of assets.  These factors may significantly impact the valuation of DundeeWealth’s investment in the FRNs.  During the first nine months of 2009, and particularly in the second quarter of this year, credit spreads narrowed significantly, with a corresponding reduction in volatility.  The narrowing of credit spreads and reduction in volatility, combined with the associated leverage within the underlying assets to the FRNs, resulted in a fair value adjustment gain of $48.9 million.

While credit spreads and associated volatility continued to show some marginal improvement over the summer months, DundeeWealth believes that there is a significant possibility that factors such as increasing corporate defaults, the removal of government stimulus, and a prolonged economic recovery may cause a widening of credit spreads and increased volatility, which may negatively impact the valuation of the FRNs.  DundeeWealth also considered the decision by DBRS to downgrade the Class A-2 MAV2 notes from A to BBB- on August 11, 2009, premised on the deterioration in the credit quality of the underlying assets, and concerns over the ability to fund interest payments.  As a result of these and other factors, DundeeWealth has determined that the fair value of FRNs was $172.8 million at September 30, 2009, representing approximately 50% of their par value.

DUNDEE CORPORATION

There is no assurance that the pricing of these FRNs will increase or decline in future periods or that the FRNs will trade at a value which is the same as their fair value.  Furthermore, there is no assurance that DundeeWealth’s investment will trade at a value equivalent to the fair value of the FRNs.  As a result of these uncertainties, and the fact that DundeeWealth’s valuation methodology was based on incomplete information, these estimates may change materially in subsequent reporting periods.

Exposure to Investments in Collateralized Loan Obligations
At September 30, 2009, DundeeWealth’s CLO portfolio consisted of 27 separate tranche investments, $18.8 million of which were invested in BBB tranches, $57.8 million in BB tranches and $40.0 million in equity tranches.

In the first six months of 2009, a number of factors continued to exert downward pressure on CLO pricing, including an excess of selling supply, continued concern over credit rating downgrades caused by future credit deterioration, rising corporate defaults, and decreased default recovery rates.  As a result, at June 30, 2009, DundeeWealth recorded an other-than-temporary impairment in the fair value of its CLO investments since December 31, 2008 of $9.5 million.  During the quarter ended September 30, 2009, CLO pricing improved significantly, particularly in the BBB and BB tranches, as general capital markets conditions improved, and credit concerns and the expectations of default rates eased.  As a result, in the third quarter of this year, DundeeWealth recorded market appreciation of $19.7 million relating to these investments, in other comprehensive income.  However, markets for structured products are still not robust, and it remains to be seen whether conditions will continue to improve after the withdrawal of government stimulus.

The CLOs are secured by an underlying portfolio of over 1,000 North American and European corporate loans and similar instruments across a wide variety of industries, representing all major sectors of the economy.  The CLOs have legal final maturity dates ranging from March 2019 to August 2027.  However, each CLO is subject to a predetermined reinvestment period during which time principal proceeds from the redemption, maturity, or sale of their underlying portfolio investments may be reinvested.  At the expiration of this reinvestment period, proceeds from the redemption, maturity or sale of remaining portfolio investments are returned to noteholders in accordance with the amortization policy of each CLO, and the CLO will subsequently unwind.  Therefore, any given CLO may mature substantially earlier than its legal final maturity date, and will likely begin to unwind immediately following the expiration of the reinvestment period.

During the first three quarters of 2009, DundeeWealth’s CLO portfolio earned investment income of $6.5 million (2008 – $10.2 million).

Client Accounts Receivable, and Client Deposits and Related Liabilities
Client account balances represent funds owing from or belonging to clients, and amounts due to or from brokers and dealers that are pending settlement.  While the amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any meaningful change in DundeeWealth’s financial position.  As at September 30, 2009, client accounts receivable were $411.6 million (December 31, 2008 – $389.3 million) and consist of $167.7 million in client margin accounts (December 31, 2008 – $171.0 million) and $243.9 million in day-to-day settlement amounts (December 31, 2008 – $218.3 million).  Client deposits and related liabilities were $527.5 million (December 31, 2008 – $399.6 million).

Margin lending arrangements require clients to maintain certain collateral in their margin accounts.  Adverse economic and credit conditions may reduce the value of securities held as collateral against margin loans.

Trading Securities Owned and Securities Sold Short
Trading positions may also vary significantly on a day-to-day basis, reflecting trading strategies in response to market conditions and anticipation of price movements.  These changes do not necessarily reflect any meaningful change in DundeeWealth’s underlying financial position.  Trading positions are recorded at their fair value based on quoted prices where available, with changes in market values being included in principal trading revenue.  As of September 30, 2009, securities owned and securities sold short in DundeeWealth totalled $113.4 million (December 31, 2008 – $86.0 million) and $18.1 million (December 31, 2008 – $44.0 million), respectively, excluding the FRNs acquired as part of the restructuring of ABCP.

DUNDEE CORPORATION

Bank Indebtedness
Dundee Securities, the full-service brokerage arm of DundeeWealth, has established call loan facilities up to a maximum of $79.1 million with two Canadian chartered banks.  These call loan facilities are secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities and are used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to these call loan facilities may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change in DundeeWealth’s financial position.  Amounts borrowed pursuant to these call loan facilities, which at September 30, 2009 totalled $2.1 million (December 31, 2008 – $nil), are reported as bank indebtedness.

Accounts Receivable and Accounts Payable
DundeeWealth’s accounts receivable balance at September 30, 2009 decreased to $98.4 million from $108.9 million at the end of 2008.  Included in the December 31, 2008 balance were receivables of $12.7 million representing proceeds from the sale of DundeeWealth’s Quebec-based mutual fund dealer and insurance distribution operations in late 2008.  This amount was received in the first quarter of 2009.  DundeeWealth’s accounts payable balance at September 30, 2009 increased to $146.8 million from $126.2 million at the end of 2008, primarily due to an increase in trade payables.

Deferred Sales Commissions
Deferred sales commissions represent amounts paid to financial advisors for the sale of investment products.  For accounting purposes, these commissions are deferred and amortized over a five-year period.  In the nine months ended September 30, 2009, DundeeWealth funded $61.5 million of deferred commission charges and incurred amortization charges of $65.7 million, resulting in a carrying value for these assets at September 30, 2009 of $229.8 million.  DundeeWealth assesses the carrying value of deferred sales commissions on an annual basis, or when circumstances may otherwise indicate impairment.  At September 30, 2009, there was no impairment in deferred sales commissions.

Goodwill and Other Intangible Assets
Goodwill and other intangible assets in DundeeWealth were carried at $688.7 million at the end of September 2009, compared with $691.7 million at the end of the prior year.  DundeeWealth assesses the carrying value of goodwill and other intangible assets on an annual basis, or when circumstances may otherwise indicate impairment.  At September 30, 2009, there was no impairment in goodwill and other intangible assets.

Corporate Debt
On September 25, 2009, DundeeWealth completed an offering of $200 million aggregate principal amount of 5.10% Series 1 notes due September 25, 2014 (the “Notes”).  The Notes are unsecured obligations of DundeeWealth and will rank equally with all other unsecured and unsubordinated indebtedness and obligations of DundeeWealth.  Certain subsidiaries of DundeeWealth have fully and unconditionally guaranteed, on a joint and several basis, the payment of principal and interest on the Notes.  The Notes bear interest at a rate of 5.10% per annum payable semi-annually on March 25 and September 25 of each year.

The Notes contain a prepayment option which, if exercised, would enable DundeeWealth to redeem and cancel the Notes at any time, at the greater of par or the “Canada Yield Price” (as defined in the prospectus for the offering).  The prepayment option is accounted for separately as an embedded derivative, and has a fair value of nil as at September 30, 2009.

The Notes are subject to certain debt covenants including, but not limited to, a negative pledge on security interests of any of its property or assets and restrictions on incurrence of additional indebtedness, the sale of assets, and amalgamations and acquisitions except where certain conditions listed in the Indenture to the Notes are satisfied.  As of the balance sheet date, DundeeWealth was in compliance with all covenants associated with the Notes.

DundeeWealth applied $77.2 million of the proceeds received from the offering to repay and subsequently extinguish amounts owing under DundeeWealth’s $500 million revolving term credit facility.

DUNDEE CORPORATION

RESULTS OF OTHER WEALTH MANAGEMENT OPERATIONS

Our other wealth management operations include the activities of Garda Corporation and The Dundee Merchant Bank, (formerly The Dundee Bank) which are carried out through offices in Bermuda and the Cayman Islands respectively, and the operations of our newly created asset management company, Ravensden.  During the nine months ended September 30, 2009, operating EBITDA from these activities was a loss of $2.2 million compared with a loss in EBITDA of $0.6 million during the same period of 2008.

REAL ESTATE SEGMENT

DUNDEE REALTY INC.

➢	RESULTS OF OPERATIONS

Margins from Land and Housing Operations
Land and housing operations generated contribution margins of $48.2 million or 28.8% on revenues of $167.7 million in the first nine months of 2009.  This compares with contribution margins of $58.2 million or 28.9% on revenues of $201.4 million in the same period of 2008.

(in thousands of dollars except percentages)
	Nine months to September 30, 2009				Nine months to September 30, 2008
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin

Revenue properties	$27,497	$20,570	$6,927	25.2%	$25,261	$19,447	$5,814	23.0%
Land	70,013	40,622	29,391	42.0%	111,401	69,781	41,620	37.4%
Housing and condominiums	68,498	58,241	10,257	15.0%	60,474	54,032	6,442	10.7%
Other	1,657	-	1,657	N/A	4,300	-	4,300	N/A

	$167,665	$119,433	$48,232	28.8%	$201,436	$143,260	$58,176	28.9%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue Properties
Margins earned from revenue properties were $6.9 million in the first nine months of 2009 compared with $5.8 million in the same period of 2008.  The increase was mainly attributable to Dundee Realty’s ski operations in Colorado, which contributed $3.1 million to operating profits, representing an increase of 36.4% compared to the prior year and an increase of $0.2 million from the Bear Valley ski area.  Part of the increase in contribution margins reflect favourable exchange rates.

In the first nine months of 2009, Dundee Realty only invested $0.2 million in capital improvements at its ski hill operations as it continues to limit expenditures to necessary capital maintenance.

The Distillery Historic District in Toronto contributed $2.8 million to operating profits in the first nine months of 2009, in line with 2008.  Higher revenues generated by the addition of approximately 30,000 square feet of new retail space, all of  which was leased at September 30, 2009, were offset by lower event revenues and higher provision for doubtful accounts.

Land
Revenue from land sales in the first nine months of 2009 was $70.0 million generating operating profits of $29.4 million or 42.0%.  This compares with revenue of $111.4 million generating operating profits of $41.6 million or 37.4% in the same period of 2008.  Net operating profits, when compared to the same period of 2008, decreased by $12.2 million mainly as a result of fewer lot and parcel sales in Regina, Calgary and Toronto when compared to 2008.  However, higher land sales generated in Edmonton increased revenues by $21.8 million and net operating profits by $13.9 million over 2008, partially offsetting the decreases.  The average margin increased to 42.0% from 37.4% in 2008 mainly due to the sale of 10 parcel acres in Edmonton that contributed $4.1 million to earnings in 2009 and the change in lot mix which impacts cost of sales, particularly from the Wentworth Glen project in Calgary in 2008, which had higher average lot costs compared to other regions.

DUNDEE CORPORATION

Dundee Realty sold 505 lots at an average selling price of $113,000 per lot in 2009 compared to 768 lots at an average selling price of $132,000 per lot in 2008.  Dundee Realty sold 36 parcel acres at an average price of $409,000 per acre in 2009 compared to 53 parcels at an average price of $329,000 per acre in 2008.

Dundee Realty has increased its margins and is experiencing signs of increased activity in all markets except Calgary where there are limited lots available for sale.  The first nine months of 2009 have shown improvement, although markets in Calgary continue to be impacted by the economic downturn, however, we are seeing signs that this market is beginning to stabilize.  Overall, we anticipate increased sales volumes in Saskatoon and Edmonton during the remainder of 2009, while Calgary will continue to be impacted by the availability of lots to sell.  Recent signs of improved economic activity have positively impacted the demand for our land lots and parcels.

There were only 20 lot sales in Calgary in the first nine months of 2009, compared to 208 in the same period last year.  Development of new lot inventories in Calgary is currently isolated to lands in High River, a development about an hour away from downtown Calgary.  Sales have been impacted as some of its affordability advantage has been eroded as Calgary has shifted to a buyers’ market.  Panorama Road and Red Deer Lake Ranches, our other two large land assemblies in Calgary are progressing towards development.  As such, significant lot sales are not expected during the remainder of 2009.

The market in Edmonton has accelerated significantly in the third quarter as our builders were purchasing new lots to meet increased demand.  Operating profits in the first nine months were $19.7 million compared to $5.8 million in 2008 reflecting the increase in lot sales in the period.  Year to date, Edmonton sold 238 lots and 10 parcel acres compared to sales of 95 lots and 30 parcel acres in 2008.

In Regina, sales at our Lakeridge project, which is a mature mid-range development, are doing well while Harbour Landing, a newer higher-end development, will continue to increase momentum as the subdivision progresses.  Overall, Regina contributed $3.9 million on the sale of 110 lots and 2 parcel acres in the first nine months of 2009, lower than the $10.3 million generated during the same period in 2008 when 270 lots and 11 parcel acres were sold.

Saskatoon is having a strong year, particularly in the Stonebridge project.  Dundee Realty has excellent land holdings in Saskatoon with Willows, Stonebridge and Hampton Village providing residents with a wide selection of choices.  Operating profits in the first nine months of 2009 were $6.3 million compared to $5.6 million in 2008, mainly reflecting slightly higher margins on the sale of 137 lots compared to 139 lots sold in 2008.

Housing and Condominiums
Revenue from sales of housing and condominium units increased in the first nine months of 2009 to $68.5 million from $60.5 million in the same period of 2008, generating operating margins of $10.3 million and $6.4 million, respectively.  The revenue increase of $8.0 million in the first nine months of 2009 is primarily attributable to sales of condominium units at the Pure Spirit project in Toronto, the Base Camp project in Colorado and single-family homes in Regina.

In Toronto, an additional 18 units at the Pure Spirit condominium units closed in the first nine months of 2009, bringing the total sales to 378 out of 383 units.  Registration was completed in April and Dundee Realty has received net proceeds of approximately $17.9 million.

Housing operations in Saskatoon and Regina continued to achieve modest growth compared to 2008, which translated into a $3.2 million increase in operating profits, mainly as a result of strong demand and higher average selling prices. Housing operations in Saskatoon and Regina experienced steady demand resulting in margins increasing to 18.1% in 2009 from 14.2% in 2008. During 2009, housing operations in western Canada sold 155 units at an average selling price of $338,000 per unit translating into a $9.5 million operating profit compared to a $6.3 million operating profit in 2008, when 173 units were sold at an average selling price of $254,000 per unit.  At September 30, 2009, there were 123 housing units under construction of which 78 are pre-sold. Dundee Realty expects to have a profitable year in Regina and Saskatoon as the oversupply of lots that existed last year has been absorbed.

DUNDEE CORPORATION

The closing of 9 condominium units at the Base Camp project in Colorado generated revenues of $5.5 million and $0.5 million of contribution margin.  Due to difficult market conditions in the United States, only 5 of the remaining 25 contracts are expected to close by the end of the year.

Dundee Real Estate Asset Management (“DREAM”)
DREAM is a fully diversified real estate investment and asset management company with a scope of business that includes real estate asset management and advisory services encompassing commercial real estate and real estate development, as well as investments in Canadian renewable energy infrastructure assets.  At September 30, 2009, DREAM managed assets with an estimated value of $3.1 billion.

(in thousands of dollars)

For the nine months ended September 30,	2009	2008
Revenues	$6,357	$13,051
Expenses	3,222	4,823
Margin	3,135	8,228
Termination fee	2,500	-
Operating profit	$5,635	$8,228
Value of assets under management	$3,100,000	$5,500,000

Management fee revenues decreased to $6.3 million in the first nine months of 2009, from $13.1 million in the same period of 2008.  Revenues reflect asset management, acquisition and financing fees related to properties that DREAM currently manages.  During the first nine months of 2009, DREAM generated $5.6 million of operating profits, a $2.6 million decrease from the same period in 2008.  The decrease in both management fees and operating profits reflects the termination of the asset management agreement with GE Real Estate Canada (“GE”) in the first quarter of this year, as well as a decline in acquisition activity.

DREAM continues to lay the foundation for future business and is well positioned once investment activity resumes.

➢	CHANGES IN FINANCIAL CONDITION

Real Estate Assets

Real estate assets decreased by approximately 3% since December 31, 2008 to $430.6 million at September 30, 2009.

(in thousands of dollars)
As at	September 30, 2009	% Change	December 31, 2008

Land	$296,221	4%	$285,346
Housing and condominiums	75,077	(23%)	96,929
Revenue properties	59,320	(7%)	63,951
	$430,618	(3%)	$446,226

Dundee Realty owns a 50% interest in the Distillery Historic District (the "co-ownership") and at the time of acquisition provided funds to the other co-owners to invest in the co-ownership.  The co-ownership was considered a variable interest entity ("VIE") and Dundee Realty had been consolidating the accounts of the co-ownership.  In the second quarter of 2009, the co-owners repaid the funds owed to Dundee Realty from sales proceeds received from Distillery condominium sales and, as a result, Dundee Realty has determined that the co-ownership is no longer a VIE.  Accordingly, Dundee Realty deconsolidated 50% of the co-ownership, including capital, real estate and other assets of $26.0 million and corporate debt, net of other working capital of $23.4 million.

DUNDEE CORPORATION

Land Under Development and Land Held for Development
Dundee Realty’s portfolio of land under development and held for development extends across the country and into the United States.  The carrying value of Dundee Realty’s portfolio of land under development and held for development increased to $296.2 million, a 4% increase over $285.3 million at December 31, 2008.

(in thousands of dollars except for acres and number of lots)
	Land Held for Development		Land Under Development
				Number of	Total
	Cost	Acres	Cost	Lots	Cost
Saskatoon	$45,258	2,330	$32,550	407	$77,808
Regina	17,237	1,176	30,394	159	47,631
Calgary	65,533	1,015	16,800	4	82,333
Edmonton	32,041	525	34,573	501	66,614
Toronto	326	-	15,342	2	15,668
USA	6,167	7	-	-	6,167
	$166,562	5,053	$129,659	1,073	$296,221

Aggregate development costs on land were approximately $41.2 million during the first nine months of 2009 and were incurred mainly in the Harbour Landing project in Regina, the Stonebridge project in Saskatoon, and the Meadows project in Edmonton.  Dundee Realty is focusing on current projects that it has under development and will increase inventory levels only in response to new demand.

(in thousands of dollars)

Balance of land inventory, December 31, 2008	$285,346
New acquisitions completed during the period	4,200
Costs of development	41,208
Transfer to cost of goods sold	(36,115)
Transfer land from condominium development	2,384
Other	(802)
Balance of land inventory, September 30, 2009	$296,221

Inventory of Housing and Condominiums
Housing and condominiums inventory decreased 23% to $75.1 million as at September 30, 2009 compared with $96.9 million at December 31, 2008.

(in thousands of dollars)

Balance of housing and condominium inventory, December 31, 2008	$96,929
New acquisitions completed during the period	-
Costs of development	42,781
Transfer to cost of goods sold	(48,055)
Transfer cost to revenue properties/land	(2,722)
Deconsolidation of variable interest entity	(8,527)
Other	(5,329)
Balance of housing and condominium inventory, September 30, 2009	$75,077

Construction on the 383-unit Pure Spirit condominium at The Distillery Historic District in Toronto is complete and registration has been received.  Closing occurred in May 2009 with net proceeds of $84.0 million which were used to repay construction financing of approximately $58.6 million with the balance reducing the amount owing on Dundee Realty’s revolving term credit facility.  The southeast corner project, originally a two-tower condominium development project on the Distillery site, has been modified into a two-phase project with re-zoning and official plan amendments having been approved.  Phase 1 of the project, the 354-unit Clear Spirit tower, is 92% pre-sold at September 30, 2009 and construction commenced in September 2009 with anticipated closings in 2012.  Phase 2 of the project, the Gooderham tower, is over 70% pre-sold and construction is expected to commence in the spring of 2010.  The Corktown project in Toronto is progressing well with Phase 1 and Phase 2 being 83% and 78% pre-sold respectively, with anticipated closings in 2010 and 2011.

DUNDEE CORPORATION

Construction is complete on the Base Camp One project, a 64-unit flagship residential lodge in a prime ski in/ski out location at the Sol Vista ski area located in Granby, Colorado.  As at September 30, 2009, 34 units were pre-sold with nine closings completed.

The table below illustrates some of the more significant projects being undertaken by Dundee Realty in the housing and condominium business:

(in thousands of dollars)

		Number of
As at September 30, 2009	Location	houses/condo units	Cost
Single family homes	Saskatoon	65	$ 13,002
	Regina	58	10,167
	Toronto	4	1,618
			24,787
Condominiums
Pure Spirit	Toronto	5	167
Clear Spirit	Toronto	347	8,291
Corktown	Toronto	319	15,405
Base Camp One	Colorado	55	23,551
Other		2	2,876
			50,290

			$ 75,077

Revenue Properties

(in thousands of dollars)

Balance of revenue properties, December 31, 2008	$63,951
New acquisitions completed during the period	1,109
Additions during the period	17,223
Depreciation and amortization	(3,295)
Deconsolidation of variable interest entity	(17,945)
Other	(1,723)
Balance of revenue properties, September 30, 2009	$59,320

During the first nine months of 2009, Dundee Realty, through its 20% interest in Firelight Infrastructure Fund, invested $15.6 million in the Dalhousie Mountain windmill project in Nova Scotia.  The investment was used to fund wind turbines and site preparation costs.  The project is on time and on budget with all financing in place.  Operations are expected to commence before the end of 2009.   Dundee Realty, through a joint venture arrangement, also acquired three retail units in Toronto for $1.1 million.

During the second quarter of 2009, Dundee Realty adjusted the carrying value of revenue properties by $17.9 million representing the de-consolidation of Dundee Realty’s partners’ combined 50% interest in the Distillery Historic District and 31A Parliament in Toronto that was previously consolidated, as Dundee Realty was considered the primary beneficiary as defined pursuant to accounting guidelines associated with VIEs.  Capital expenditures related to other properties were minimal as Dundee Realty limits spending to essential items.

Real Estate Debt
Real estate debt as at September 30, 2009 was $159.0 million (December 31, 2008 - $268.8 million) including $54.4 million relating to a revolving term credit facility, with the balance divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.  Debt is generally secured by charges on specific properties to which the debt relates.  As at September 30, 2009, $49.4 million (December 31, 2008 - $59.0 million) of aggregate debt in our real estate segment is subject to a fixed, weighted average interest rate of 7.61% (December 31, 2008 – 6.26%) and matures between 2009 and 2030.  A further $109.6 million (December 31, 2008 - $209.8 million) of real estate debt is subject to a weighted average variable interest rate of 3.48% (December 31, 2008 – 4.29%).

DUNDEE CORPORATION

At September 30, 2009, Dundee Realty had drawn $84.9 million against its revolving term credit facility, including $30.5 million in the form of letters of credit.

Subsequent to quarter end, Dundee Realty amended its revolving term credit facility, securing terms and conditions through to November 30, 2011.  The amended facility continues to provide for borrowings of up to a formula-based maximum not to exceed $150 million.  The facility bears interest at prime plus 3.00% or at corporate bankers’ acceptance rate plus 4.25%.  As was the case prior to the amendment, the facility is secured by a general security agreement and first charges against land lots and parcel acres, as well as certain land held for development in Saskatoon, Regina, Calgary and Edmonton.

➢	OTHER REAL ESTATE OPERATIONS

Dundee REIT
Dundee REIT is an unincorporated, real estate investment trust and is a leading provider of high quality, affordable business premises.  It is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  At September 30, 2009, Dundee REIT’s portfolio consisted of approximately 6.8 million square feet of gross leaseable area, located primarily in western Canada.

At September 30, 2009, Dundee Corporation owned 0.9 million Dundee REIT units and 3.5 million units of DPLP, representing a combined 18% interest in Dundee REIT.  At September 30, 2009, the market value of our investment in Dundee REIT was $84.3 million.  Pursuant to the exchange feature of our Exchangeable Debentures, we have an obligation to deliver up to a maximum of 320,840 of these units which, at September 30, 2009, had a market value of $6.2 million.  We have pledged sufficient Dundee REIT units against this liability to fully satisfy any potential obligation.

Equity losses for the nine months ended September 30, 2009 include $2.3 million relating to our investment in Dundee REIT, compared with equity earnings of $1.1 million in the same period of 2008.  In the second quarter of 2009, Dundee REIT recognized a $9.0 million provision against a United States property, of which our share aggregated $1.8 million.  The loss offset $1.3 million of equity earnings which was recorded in the first quarter of this year.  In addition, during the nine months ended September 30, 2009, we recorded a dilution loss of $3.3 million following the issuance by Dundee REIT of 3,852,500 Series A units in a public offering completed in the third quarter of 2009, as well as units issued pursuant to its distribution reinvestment program.

We received distributions from Dundee REIT of $7.1 million during the first nine months of 2009 compared with $6.3 million in the same period of 2008.  All of the distributions received during the nine months ended September 30, 2009 were in cash.

RESOURCES SEGMENT

Net earnings in the resources segment for the nine months ended September 30, 2009, were $3.4 million compared to net losses of $10.9 million during the same period of 2008.  Earnings from resource-based equity accounted investments were $7.9 million during the first nine months of 2009 compared with equity losses of $5.7 million in the same period of 2008.

Eurogas Corporation

Spanish Oil and Gas Projects
Eurogas' 73.7% owned subsidiary, Castor UGS Limited Partnership (“CLP”), holds a 33% interest in the Spanish Castor Exploration Permit through its investment in Escal, giving Eurogas an effective interest of 24.6% in the Castor UGS Project.  The Castor Exploration Permit covers the abandoned Amposta Oilfield, which will be utilized by Escal for its underground gas storage project (“Castor UGS Project”).

DUNDEE CORPORATION

On December 20, 2007, CLP entered into agreements with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) and Enagas, S.A. (the “ACS Transaction”).  Under the terms of the ACS Transaction, ACS agreed that it would repay to CLP most of the amounts it previously invested in the Castor UGS Project.  These amounts totalled approximately €27.9 million (Cdn$43.4 million) at the time of receipt of the development concession.  As at September 30, 2009, CLP had received €27.1 million (Cdn$43.4 million) against amounts receivable and approximately €0.4 million (Cdn$0.7 million) remained outstanding.  CLP may receive further amounts up to a maximum of €2.6 million (Cdn$4.1 million) at a future date, should some or all of the expenditures associated with those investments be recognized for remuneration within the Castor UGS Project.

In accordance with the terms of the ACS Transaction, ACS is responsible for providing equity and arranging bridge and project financing for the Castor UGS Project, including providing all guarantees that may be required from the lenders and by local and central governments to the point of formal commissioning of the project into the Spanish gas system, which is now expected sometime in mid 2012.

Escal and its shareholders have engaged a group of banks to lead a process to obtain a 10-year loan for up to a maximum of €1.379 billion to finance the construction and commissioning of the Castor offshore and onshore facilities including pipelines. This mandate has been given to Banco Español de Crédito, S.A., Caja de Ahorros y Monte de Piedad de Madrid, Banco Santander, S.A. and Société Général, and it is an initial step in securing project financing and does not yet determine the final terms and conditions that will eventually be agreed to, if and when, the banks formally complete the project financing.

As part of the arrangement, interim financing currently available to Escal is to be replaced by way of a bridge loan to a maximum of €250 million until December 30, 2009, subject to the fulfillment of certain conditions, including approval of the banks’ credit committees.  The bridge financing will be repaid on closing of the project financing.

In the nine months ended September 30, 2009, Eurogas earned operating EBITDA of approximately $0.5 million, including interest income on its investments of $2.2 million, offset by operating costs of $1.7 million, mostly relating to personnel oversight of developments in the Castor UGS Project.

Eurogas International Inc.

Tunisian Oil and Gas Projects

Business Reorganization of Eurogas International Inc.
In 2008, Eurogas completed a restructuring plan that distributed 100% of its common share interest in EII as a dividend-in-kind to shareholders of Eurogas (the “Restructuring”), such that each shareholder of Eurogas received one newly issued common share of EII for every five shares of Eurogas held.  Immediately prior to the Restructuring, Eurogas had exchanged its previous interest in the common shares of EII for 32,150,000 newly issued Series A Preference Shares and 31,143,635 newly issued common shares of EII that were then distributed as a dividend.  Eurogas continues to hold the Series A Preference Shares which pay a fixed preferential cumulative dividend of 4% per annum and have a redemption value of $32.15 million.  The Series A Preference Shares may be redeemed, at the option of either EII or Eurogas, at any time.  Eurogas has indicated that it does not intend to exercise its redemption entitlement until 2011 or later.  On March 31, 2009, the common shares of EII were listed on the CNSX.

Eurogas approved a request by EII to defer entitlement to payment of the cumulative 4% cash dividends payable on the Series A Preference Shares and entitlement to receive payment once such dividends are declared, until December 31, 2011.  Eurogas may, if requested by EII, reinvest any cash received in respect to dividend payments into common shares of EII, subject to regulatory approval.

Agreement with Delta Hydrocarbons B.V.
On April 8, 2008, EII and Atlas Petroleum Exploration Worldwide Ltd. (“APEX”), its operating partner, announced that they had entered into a series of agreements (the “Delta Agreements”) with Amsterdam-based Delta, whereby Delta acquired a 50% interest in the Sfax Permit and the Ras El Besh Concession (the “Joint Venture”) and a 50% interest in Innovative Production Services, Ltd. (“IPS”) in exchange for the expenditure by Delta of an aggregate US$125 million.  The arrangements with Delta provided that in the event Delta did not fulfill its spending commitment, the 50% participating interest that was assigned to Delta would be subject to reversal and EII’s and APEX’s interest in the Joint Venture and IPS would revert to 45% and 55%, respectively.

DUNDEE CORPORATION

On May 22, 2009, EII announced that, together with APEX, it had reached an agreement with Delta with respect to Delta's previously expressed desire to exit from the Joint Venture and the related agreements.  Under this agreement, Delta reassigned its 50% participating interest in the Sfax Permit and the REB-3 concession and transferred its shares in IPS to the remaining Joint Venture partners, including EII.  In exchange, Delta will be entitled to a portion of certain payments, if and when received by the Joint Venture, including a share, ranging from 20% to 34.2%, of the proceeds from the cost oil portion of any future production revenues and a share of the proceeds from any sale or lease of assets.

During the term of Delta’s farmout agreement, capital expenditures in respect of the Tunisian asset pool were substantially funded by Delta pursuant to its US$125 million spending commitment.  On completion of the reassignment, EII's and APEX’s participating interest in the Sfax Permit, Ras-El-Besh concession and IPS reverted to 45% and 55%, respectively.  Accordingly, EII is responsible for 45% of ongoing capital expenditures related to these activities.

Sfax Permit Update
EII is currently conducting exploration programs for oil and natural gas offshore Tunisia in the Gulf of Gabes, where it holds an interest in the 1.0 million acre Sfax Permit.  EII is the non-operating partner in the permit.  All costs associated with the Sfax Permit are capitalized as part of the pre-production phase of operations.  For the nine months ended September 30, 2009, an aggregate of $3.1 million (2008 - $1.7 million) was capitalized to the Tunisian asset pool.  The increase of $1.4 million reflects EII’s increased stake in the project from 22.5% to 45% as a result of the settlement and exit of Delta during the year, as well as costs incurred in the upgrade of its mobile production platform.

Seawolf Litigation
APEX, as operator under the Sfax joint venture has commenced arbitration proceedings against Seawolf Oilfield (Cyprus) Limited and Seawolf Oilfield Services Limited (collectively, “Seawolf”) under the rules of the London Court of International Arbitration (“LCIA”).  APEX has filed a statement of case seeking damages for misrepresentations and breach of a drilling contract as well as payment of indemnities under the contract.  Seawolf responded to APEX’s claims and filed a counterclaim.  APEX is in the process of preparing for the LCIA hearing, which is scheduled for the second quarter of 2010.  During the third quarter of 2009, APEX was successful in obtaining a default judgment against Seawolf in the state of Texas.  EII has not yet completed an assessment of the impact of this favourable ruling to the overall arbitration proceedings.

Breakwater Resources Ltd.

Breakwater is a mining, exploration and development company which produces zinc, copper, lead and gold concentrates.  During the nine months ended September 30,  2009, Breakwater had operations in Canada, Chile and Honduras.  Breakwater also owns base metal and gold exploration properties in Canada, Honduras, Chile and Tunisia.

In the second quarter of 2009, Breakwater completed a public offering of its common shares for net proceeds of $21.4 million.  The offering included the issuance of 230 million units of Breakwater at $0.10 per unit.  Each unit consisted of one common share and one-half of a warrant.  Each whole warrant entitles the holder to purchase one common share at a price of $0.12 per share until April 9, 2014.  In order to maintain its pro rata ownership interest in Breakwater, Dundee Corporation purchased 58 million units pursuant to the offering at a cost of $5.8 million.

During the nine months ended September 30, 2009, Breakwater reported a net loss of $4.6 million on gross sales revenues of $176.7 million, compared with a net loss of $34.9 million on gross sales revenues of $298.0 million during the same period of 2008.  Gross sales revenues have declined year-over-year as a result of placing the Langlois mine in Quebec on care and maintenance at the end of October 2008 and lower planned production at the Myra Falls and Toqui locations, partially offset by higher production at the Mochito location.  Net loss improved year-over-year as a result of lower treatment and marketing costs, lower direct operating costs and an $11 million write-down of mineral properties at Caribou which was recognized in 2008.

DUNDEE CORPORATION

Concentrate sold during the nine months ended September 30, 2009 decreased by 32% over concentrate sold in the relative prior period, mainly as a result of the temporary suspension of the Langlois mine.  This resulted in a $121.3 million or 41% decrease in gross sales revenue compared with the same period of the prior year.  As previously indicated, partially offsetting the effect of lower gross sales revenue and concentrate sold, is a $44.5 million reduction in treatment and marketing costs, a $66.8 million reduction in direct operating costs and cost improvements at all remaining operations.

In the first quarter of 2009, Breakwater entered into a royalty agreement with Red Mile Resources No. 6 Limited Partnership whereby Breakwater sold a “Basic Royalty” on a portion of the payable zinc production, over the life of the Myra Falls mine located in British Columbia.  Breakwater received $26.2 million in consideration, which included royalty income of $23.4 million and indemnity fees and interest of $2.8 million.  The royalty income is considered an obligation of Breakwater and will attract a royalty payment over the life of the obligation that will be recorded by Breakwater as an expense.  The fees and interest received will be brought into income over the life of the agreement.

Subsequent to September 30, 2009, a fire occurred in the production hoist at the Myra Falls location.  The fire was contained and there were no injuries.  However, an electrical switch gear was destroyed in the fire, rendering the production hoist currently unusable.  Breakwater has made arrangements for the delivery of a new electrical switch gear which will be delivered in the upcoming weeks.

On September 30, 2009 Breakwater’s collective bargaining agreement at its Myra Falls location expired.  Breakwater announced that it has reached a tentative agreement with the union, which will be put to the members for ratification in the upcoming weeks.

Our share of earnings from our investment in Breakwater was $2.4 million for the nine months ended September 30, 2009.  At September 30, 2009, we held 171 million shares of Breakwater, representing a 25% interest.  The market value of our investment was approximately $51.3 million.  In addition, we acquired 29 million warrants as a result of our participation in Breakwater’s public financing.  These warrants are listed on the TSX (BWR.WT.A).  At September 30, 2009, these warrants had a market value of approximately $5.4 million.

Dundee Precious Metals Inc.

Dundee Precious is a Canadian based, international mining company engaged in the acquisition, exploration, development and mining of precious metals properties.  Its primary interests include a 100% ownership in the Bulgarian-based Chelopech mine, a producer of gold, copper and silver concentrate.  Through its 95% ownership of Deno Gold Mining Company CJSC (“Deno Gold”), Dundee Precious also has an interest in the Kapan mine, a gold, copper, zinc and silver concentrate producer, operating in Armenia.  Dundee Precious also holds a 100% interest in the Krumovgrad development stage gold property in Bulgaria, and numerous other exploration properties in one of the larger gold-copper-silver mining areas in Serbia.

Net revenue from the sale of concentrates of $110 million in the first nine months of 2009 was $20.9 million or 23% higher than the corresponding prior year period due primarily to a 34% increase in deliveries, net favourable mark-to-market adjustments, the favourable impact of a weaker Canadian to U.S. dollar exchange rate and a 4% increase in the price of gold, partially offset by a 42% decrease in the price of copper.  In addition, during the second quarter of 2009, Dundee Precious completed the sale of its Back River exploration project in Nunavut to Sabina Silver Corporation (“Sabina”) in exchange for $7.0 million in cash, 17 million common shares, and 10 million special warrants of Sabina.  As at September 30, 2009, Dundee Precious held 16% of the issued and outstanding common shares of Sabina.

During the nine months ended September 30, 2009, Dundee Precious reported net earnings of $1.3 million compared with net earnings of $0.8 million in the same period of 2008.  The increase in net earnings, period-over-period, was primarily due to higher gross profits from mining operations and reductions in exploration and administrative expenses partially offset by lower investment and other income.

Gross profits from mining operations were $32 million during the nine months ended September 30, 2009 compared with gross profits of $14.6 million in the corresponding period of the prior year.  The increase in gross profits from mining operations was primarily due to higher deliveries of concentrate produced at Chelopech as a result of improved ore grades and recovery rates, and lower production costs at Chelopech and Deno Gold.

DUNDEE CORPORATION

Earnings in the nine months ended September 30, 2009 reflect investment and other expenses of $3.5 million, compared with investment earnings of $28.9 million in the same period last year.  Included in the third quarter of 2008 results was a gain of $27.2 million on the sale of Dundee Precious’ holdings in Eldorado Gold Corporation.

During the first nine months of 2009, we recorded equity gains of $8.1 million in respect of our investment in Dundee Precious.  At September 30, 2009, we held approximately 19.4 million shares and 3.9 million warrants of Dundee Precious, representing an interest of approximately 20%, and an aggregate market value of $70.7 million.

Subsequent to September 30, 2009, Dundee Precious announced that the Bulgarian Supreme Administrative Court (the “Court”) had revoked the Environmental Impact Assessment (“EIA”) for the planned construction of a new metals processing facility at Dundee Precious’ Chelopech mine.  The Court returned the EIA to the Ministry of Environment and Waters for another review.  The Court decision is not final and is subject to appeal before a five-member Court panel.  Dundee Precious indicated it will appeal.  The Court’s decision does not impact Dundee Precious’ current operations or ongoing expansion of the Chelopech mine, as Dundee Precious has a long-term contract to sell the concentrate produced from the existing mill facility to the Tsumeb smelter in Namibia.

Other Equity Accounted Investments in Dundee Resources

Odyssey Resources Ltd. – Odyssey is a Canadian-based junior exploration company whose focus has been in Morocco and Turkey.  As at September 30, 2009, we held 11.4 million shares of Odyssey with a market value of $2.3 million, representing an approximate 36.1% interest.  Our share of losses from our investment in Odyssey was $1.3 million for the nine months ended September 30, 2009.

Valdez Gold Corporation – Valdez’ business is the acquisition, exploration and subsequent development of mineral resource properties in Mexico, including the Los Jarros and Jarros Norte properties in the province of Chihuahua, as well as other geologically attractive countries with stable political and investment climates.  As at September 30, 2009, we held 26.5 million shares of Valdez with a market value of $2.4 million, representing an approximate 33% interest.  During the nine months ended September 30, 2009, we realized a loss of $0.4 million (2008 – $0.1 million of earnings) in respect of our share of losses from this investment.

Corona Gold Corporation – Corona is a resource-focused exploration, development and investment company.  At September 30, 2009, we held approximately 5.0 million shares of Corona with a market value of $2.0 million representing an approximate 26% interest.  For the nine months ended September 30, 2009, we recorded a loss of $0.9 million (2008 – $0.3 million) representing our share of losses incurred by Corona.

Other Resource-Based Portfolio Investments

African Minerals Limited – African Minerals Limited (“African Minerals”) is a mineral exploration and development company with significant interests in Sierra Leone, West Africa.  During the third quarter of 2009, Dundee Corporation purchased 4.0 million common shares of African Minerals for $18.4 million.  The common shares were purchased as part of a 25.5 million treasury issue of new common shares that allowed African Minerals to raise gross proceeds of £63.8 million.  The proceeds of the financing will be used to fast track work on a feasibility study of the Tonkolili iron ore deposit and its associated port, rail and power infrastructure projects, and to provide general working capital.

Cudeco Limited – Cudeco Limited is a mineral exploration and evaluation company, primarily of the Rocklands Group Copper Project in Cloncurry, Queensland.  Subsequent to September 30, 2009, Dundee Corporation sold its interest of 3 million common shares in Cudeco for gross proceeds of $17.5 million (AUS$18 million), realizing a profit of $7.5 million.

DUNDEE CORPORATION

Iberian Minerals Corp. – Iberian Minerals Corp. (“Iberian”) is a Canadian listed global base metals company with interests in Spain and Peru.  We hold a $25 million debenture interest which is convertible into 18 million common shares and 9 million warrants.  Iberian announced subsequent to the end of the third quarter of 2009, that it has declared commercial production at the Aguas Tenidas Mine in Spain.  Iberian established a bridge financing facility with Trafigura Beheer B.V. (“Trafigura”) of US$21 million which may be utilized for this project.  As consideration, Iberian issued common share purchase warrants to Trafigura which may, in the future, dilute our interest in Iberian.  In addition to our investment in the $25 million debenture, we also own 6.5 million shares of Iberian that, at September 30, 2009, had a market value of $2.9 million.

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments
Dundee Corporation owns several other public and private investments in a variety of industry sectors.  Revenues from these investments include net realized gains on sales of investments and dividend and interest income.  Gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Unrealized gains and losses on securities designated as AFS are recorded as a component of other comprehensive income.

Selling, General and Administrative
Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $4.1 million during the first nine months of 2009 compared with $9.1 million during the same period of 2008, primarily driven by lower compensation and incentive costs.

Corporate Interest Expense
Corporate interest expense was $10.7 million in the first three quarters of 2009 compared with $6.2 million in the same period of 2008.  Included in interest expense is a mark-to-market adjustment loss of $2.3 million related to the redemption right on our Preference shares, Series 1.  For accounting purposes, the redemption right is considered an embedded derivative and is therefore reported in earnings on a mark-to-market basis.  In the first nine months of the prior year, we had recorded a $1.3 million adjustment gain relating to this embedded derivative.

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Goodwill and Other Intangible Assets

(in thousands of dollars)
		Investment	Institutional
		Management	Management	Funds under	Customer
	Goodwill	Contracts	Contracts	Administration	Relationships	TOTAL
Balance, December 31, 2008	$375,967	$336,548	$15,596	$9,460	$3,213	$740,784
Amortization	-	-	(1,231)	(709)	(998)	(2,938)
Allocation of step purchase fair value decrease	(2,041)	1,530	-	-	-	(511)
Balance, September 30, 2009	$373,926	$338,078	$14,365	$8,751	$2,215	$737,335

6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (“Preference Shares, Series 1”)
Note 14 to the 2008 Audited Consolidated Financial Statements provides a summary of the terms of the Preference Shares, Series 1 which were issued in June, 2006.  In accordance with Canadian GAAP, certain terms of the Preference Shares, Series 1 require that they be classified as debt rather than equity.  Accordingly, dividends on the Preference Shares, Series 1 are included as interest expense on the consolidated statements of operations on an accrual basis.

Corporate Debt
Revolving Term Credit Facilities ─ As at September 30, 2009, the Company had borrowed $121.6 million pursuant to its then existing credit facility.  Since September 30, 2009, the Company renewed its $150 million revolving term credit facility with a Canadian chartered bank.  The renewed facility expires on November 9, 2010.  The renewed facility bears interest, at the Company’s option, at a rate per annum equal to either the bank’s prime lending rate for loans plus 1.75% or, for bankers’ acceptances, at the bank’s then prevailing bankers’ acceptance rate plus 2.75%.  The Company is subject to a standby fee of 0.95% on unused amounts under the facility.

DUNDEE CORPORATION

The renewed facility is subject to certain covenants, including maintenance of minimum levels of specific assets, restrictions on the existence of secured indebtedness, restrictions on the redemption, purchase or repayment of the Exchangeable Debentures and restrictions on the prepayment and payment of interest on the Exchangeable Debentures.  In certain limited circumstances, we may be required to pledge certain of our investments as security against amounts borrowed pursuant to the amended facility.

5.85% Exchangeable Unsecured Subordinated Debentures ─ The Company’s Exchangeable Debentures mature on June 30, 2015.  Each $1,000 Exchangeable Debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  At September 30, 2009, approximately $9.5 million remained outstanding pursuant to these Exchangeable Debentures.  We have placed sufficient units into escrow to satisfy any potential obligation pursuant to the Exchangeable Debentures.

Debt of our Subsidiaries
A more detailed discussion of corporate debt in each of our business segments is discussed under “Segmented Results of Operations – Changes in Financial Condition” in respect of each of our business segments.

Future Income Tax Liabilities
The Company’s net future income tax liability at September 30, 2009 was $36.9 million (December 31, 2008 –$3.0 million) which represents future income tax assets of $189.3 million (December 31, 2008 – $212.4 million), offset by future income tax liabilities of $226.2 million (December 31, 2008 – $215.4 million).

Significant changes in future income tax balances during the first nine months of 2009 were:

Ö	A decrease in future income tax assets of approximately $14.2 million relating to fair value adjustment gains recognized on the FRNs;

Ö
A decrease in future income tax liabilities of approximately $11.1 million, attributable largely to a significant reduction in tax reserves on outstanding receivables on land sales following a reassessment of certain years by the tax authorities;

Ö	An increase in future income tax liabilities of $15.6 million relating to net income earned through a partnership structure that is deferred annually for tax purposes; and

Ö	An increase in future income tax liabilities of $17.5 million due to fair value adjustment gains on AFS securities.

Non-Controlling Interest
Non-controlling interest increased during the first nine months of 2009 to $653.4 million from $615.1 million at the end of 2008.

(in millions of dollars)
	Dundee		Dundee
	Wealth	Eurogas	Realty	TOTAL
Balance, December 31, 2008	$516.0	$48.7	$50.4	$615.1
Net earnings (loss)	20.6	(1.2)	7.4	26.8
Other comprehensive income (loss)	16.7	-	(0.9)	15.8
Cash distributions/dividends	(5.6)	(0.2)	-	(5.8)
Deconsolidation of variable interest entity	-	-	(2.6)	(2.6)
Other transactions	4.3	0.4	(0.6)	4.1
Balance, September 30, 2009	$552.0	$47.7	$53.7	$653.4

DUNDEE CORPORATION

Share Capital
As at September 30, 2009, there were 71,140,661 Class A subordinate shares and 3,119,437 Class B common shares outstanding. During the first nine months of 2009, we issued 240,000 Class A subordinate shares on the exercise of options at an average price of $4.83 per share.  Pursuant to our normal course issuer bid, during the nine months ended September 30, 2009, the Company acquired 260,700 Class A subordinate voting shares for cancellation at an aggregate cost of $1.1 million.

As at September 30, 2009, we had granted 3,679,612 options with a weighted average exercise price of $7.91, of which 2,364,612 were exercisable, as holders had met the vesting criteria.  During the first nine months of 2009, an aggregate of 955,032 options either expired unexercised or were settled in cash.

5,200,000 6.75% Cumulative Redeemable First Preference Shares, Series 2 (“Preference Shares, Series 2”)
During the third quarter of 2009, the Company completed an offering of 5.2 million 6.75% cumulative 5-year rate reset first preference shares for aggregate gross proceeds of $130 million.  The Preference Shares, Series 2 were issued at a price of $25.00 per share and will be entitled to a fixed cumulative preferential cash dividend payable quarterly on the last day of each of March, June, September and December in each year for the initial five-year period.  The initial dividend will be payable on December 31, 2009.

Holders of the Preference Shares, Series 2 have the option to convert the shares into Cumulative Floating Rate First Preference Shares, Series 3 (“Preference Shares, Series 3”), subject to certain conditions, on September 30, 2014 and on September 30 every fifth year thereafter (“Series 3 conversion date”).  The conversion is on the basis of one Preference Share, Series 3 for each Preference Share, Series 2.

The Preference Shares, Series 2 may be redeemed, at the option of the Company, on September 30, 2014 and on September 30 every fifth year thereafter at a price of $25.00 per share.  Prior to September 30, 2014, the Company has the right to redeem the Preference Shares, Series 2 in limited circumstances.

First Preference Shares, Series 3
Holders of Preference Shares, Series 3 may convert their interest in the Preference Shares, Series 3 into Preference Shares, Series 2, on a one-for-one basis on September 30, 2019 and on every fifth year thereafter.  At September 30, 2009, there were no Preference Shares, Series 3 outstanding.

The Preference Shares, Series 3, when issued, will pay quarterly to holders thereof, a cumulative floating rate dividend based on the applicable three month Government of Canada T-Bill rate plus 4.10%.

The Company has the right to redeem the Preference Shares, Series 3 on September 30, 2019 and on September 30 every fifth year thereafter by payment of an amount in cash of $25.00 per share, together with accrued and unpaid dividends.  The Company may, after September 30, 2014, redeem the Preference Shares, Series 3 at any other time for $25.50 per share.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents
As at September 30, 2009, cash and cash equivalents were $478.6 million compared with $167.6 million at December 31, 2008.  We incurred net cash inflows from continuing operations during the first nine months of 2009 of $311.0 million (September 30, 2008 - $53.6 million).   Significant cash flows during the nine months ended September 30, 2009 are as follows:

Significant Cash Flows from Operating Activities
√
The effect of changes in client account balances and securities owned and sold short held by DundeeWealth will vary significantly on a day-to-day basis as previously noted.  These changes will cause movements in cash in our operating subsidiaries.  Changes in cash resulting from these types of transactions may not necessarily reflect any meaningful change in our own financial position, or that of DundeeWealth.  During the first nine months of 2009, variations in these balances resulted in net cash inflows of $98.0 million (2008 – $18.9 million net cash outflows).

DUNDEE CORPORATION

√
In the first nine months of the prior year, Eurogas purchased $35.0 million of investments with proceeds received as part of the ACS Transaction.  This investment increased cash outflows relating to securities owned and sold short by a corresponding amount.

√
Changes in bank indebtedness reflects the use of DundeeWealth’s brokerage subsidiary’s call loan facilities.  These balances may also vary significantly on a period-by-period basis.  During the nine months ended September 30, 2009, DundeeWealth drew approximately $2.1 million (2008 – $21.2 million) against these facilities, increasing cash inflows correspondingly.

√
Working capital amounts in our accounts receivable, net of amounts payable balances generated cash inflows of $36.0 million in the first nine months of 2009.  In the corresponding period of the prior year, these working capital items generated operating cash inflows of $93.4 million on a net basis, some of which related to the receipt of performance fee revenues earned on December 31, 2007.

√
Dundee Realty utilized cash of $48.5 million in respect of the development of land, housing and condominium inventory.  During the same period of 2008, these real estate activities required cash of approximately $39.6 million.

√
Other changes in working capital relating to real estate activities generated operating cash inflows of $33.7 million, compared with operating cash outflows from working capital of $2.1 million in the first nine months of 2008.

Significant Cash Flows from Investing Activities
√	Gross additions of new AUM were $4.4 billion in 2009 (2008 – $7.4 billion). Sales commissions paid on these new AUM were $61.5 million (2008 – $92.1 million).
√
During the first nine months of 2009, we invested $49.2 million (2008 – $80.8 million) in new investments or in acquiring an increased interest in existing investments in our portfolio of AFS securities.  Proceeds from sales of corporate investments were $4.2 million in the nine month period ended September 30, 2009 (2008 – $102.2 million).  Cash flows from these investment activities will vary from period-to-period and is dependent on trading activity.

√
Real estate acquisitions and development activities (other than for inventory referred to above) required cash of $21.4 million in the first nine months of 2009 compared with $2.1 million in the same period of 2008.

Significant Cash Flows from Financing Activities
√	We generated net cash inflows of $126.1 million from the issuance of 5,200,000 Preference Shares, Series 2.
√	DundeeWealth issued $200 million in Notes generating proceeds of $197.9 million, net of issue costs.
√
During the first nine months of 2009, DundeeWealth repaid $169.6 million (2008 – $38.1 million) of its revolving term credit facility.  The repayment was made using $77.2 million of the proceeds received from the issuance of Notes, $45.6 million of principal and interest from DundeeWealth’s investments in ABCP and FRNs, $12.7 million from the sale of its Quebec-based mutual fund dealer and insurance distribution operations as well as funds generated from operating activities.

√	We drew $39.6 million against our own revolving term credit facility.
√	During the first nine months of 2009, we purchased 260,700 Class A subordinate shares for cancellation under our normal course issuer bid at an aggregate cost of $1.1 million.
√	Our subsidiaries paid dividends to non-controlling shareholders of $7.7 million.

DundeeWealth’s main operating subsidiaries function in regulated environments and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  At September 30, 2009, all of DundeeWealth’s regulated entities exceeded their minimum regulatory capital requirements.  DundeeWealth’s investment management activities had working capital in excess of minimum requirements of $44.7 million (December 31, 2008 – $45.2 million).  In DundeeWealth’s brokerage segment, certain amounts of subordinated debt were repaid in order to better align excess working capital with cash management strategies and current business needs.  As a result, this segment reported excess regulatory capital of $33.1 million at September 30, 2009 (December 31, 2008 – $64.2 million).  The amount of capital that exists within the regulated entities in DundeeWealth’s brokerage division dictates the level of business operations within the securities firm, including margin lending, securities trading and corporate finance commitments.  DundeeWealth’s ability to transfer cash resources out of these regulated entities may be limited by their requirement to comply with regulatory capital formulas.

DUNDEE CORPORATION

Cash Requirements
The Company’s $150 million revolving term credit facility allows us to manage our cash flow requirements by not having to dispose of investments at an inopportune time.  At September 30, 2009, we had drawn an aggregate of $121.6 million pursuant to the terms of this credit facility.

On an ongoing and consolidated basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our resource related properties, to purchase corporate investments, to meet the obligations under our other contractual commitments and to finance interest and dividend payments on our preference shares and debt obligations.  The potential success of our business initiatives may necessitate increased capital beyond anticipated levels.

A recurring capital requirement within DundeeWealth is the financing required for mutual fund sales commissions, which DundeeWealth continues to fund internally, thereby permitting it to retain all of the management fees and redemption fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  From time to time, DundeeWealth elects to be a seed investor in new products which it launches.

As discussed above, DundeeWealth’s brokerage operations must comply with a regulatory capital formula.  The brokerage subsidiary requires additional capital if its operating levels increase, and also if it incurs significant losses or increases its exposures as determined by the capital formula.  For example, in periods of significant decline in equity values such as those experienced during the latter part of 2008, additional levels of capital may be required to support client lending in margin accounts.

With the recent completion of DundeeWealth’s 5.10% Notes for cash proceeds of $197.9 million, as well as strong operating cash flows, DundeeWealth believes that it has sufficient resources to fully support operations and to act on any opportunities which may become available as the economic recovery process evolves.  In addition, DundeeWealth is in ongoing negotiations to establish a new credit facility.

Our real estate segment requires working capital to finance development of planned land and housing and condominium projects.  The revolving term credit facility of $150 million in our real estate segment provides us with increased flexibility to operate this business efficiently.

We believe that our operating cash flows, combined with our available lines of credit, provide sufficient cash resources for the Company to conduct its operations for the foreseeable future.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS
Three months ended September 30, 2009 compared with the three months ended September 30, 2008

(in thousands of Canadian dollars)						2009

	Wealth			Other Investments
For the three months ended September 30, 2009	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 115,308	$ -	$ -	$ -	$ -	$ 115,308
Redemption fees	3,286	-	-	-	-	3,286
Financial services	71,402	-	-	293	(293)	71,402
Real estate revenue	-	76,096	-	-	-	76,096
Investment income (loss)	1,572	(191)	(47)	3,023	(1,749)	2,608
	191,568	75,905	(47)	3,316	(2,042)	268,700
EXPENSES
Selling, general and administrative	70,529	1,469	1,458	1,436	(294)	74,598
Variable compensation	44,079	-	-	-	-	44,079
Trailer service fees	34,200	-	-	-	-	34,200
Operating costs, real estate	-	51,418	-	-	-	51,418
	148,808	52,887	1,458	1,436	(294)	204,295
OPERATING EBITDA	42,760	23,018	(1,505)	1,880	(1,748)	64,405
Amortization of deferred sales commissions	22,353	-	-	-	-	22,353
Depreciation, depletion and amortization	2,977	900	147	501	-	4,525
Interest expense	4,185	2,081	700	2,888	(2,566)	7,288
Equity (earnings) losses	-	553	(6,412)	-	-	(5,859)
Fair value adjustments	(2,876)	-	-	-	-	(2,876)
Foreign exchange (gain) loss	(4,861)	-	94	25	-	(4,742)
Gain on exchangeable debentures	-	-	-	-	-	-
OPERATING EARNINGS (LOSS)	20,982	19,484	3,966	(1,534)	818	43,716
Non-controlling interest	(6,585)	(6,955)	392	-	-	(13,148)
	14,397	12,529	4,358	(1,534)	818	30,568
NON-SEGMENTED ITEMS
Dilution gains						672
Income taxes						(1,031)
Net earnings (loss) from continuing operations	14,397	12,529	4,358	(1,534)	818	30,209
Gain from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	-	-	-	-	-

NET EARNINGS (LOSS) FOR THE PERIOD	$ 14,397	$ 12,529	$ 4,358	$ (1,534)	$ 818	$ 30,209

(in thousands of Canadian dollars)						2008

	Wealth			Other Investments
For the three months ended September 30, 2008	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 124,820	$ -	$ -	$ -	$ -	$ 124,820
Redemption fees	3,735	-	-	-	-	3,735
Financial services	69,648	-	-	(122)	(378)	69,148
Real estate revenue	-	114,612	-	-	-	114,612
Investment income (loss)	3,467	(149)	936	3,075	(2,522)	4,807
	201,670	114,463	936	2,953	(2,900)	317,122
EXPENSES
Selling, general and administrative	81,741	1,883	3,858	2,972	(378)	90,076
Variable compensation	52,271	-	-	-	-	52,271
Trailer service fees	35,499	-	-	-	-	35,499
Operating costs, real estate	-	78,938	-	-	-	78,938
	169,511	80,821	3,858	2,972	(378)	256,784
OPERATING EBITDA	32,159	33,642	(2,922)	(19)	(2,522)	60,338
Amortization of deferred sales commissions	21,162	-	-	-	-	21,162
Depreciation, depletion and amortization	3,556	1,098	20	439	-	5,113
Interest expense	4,246	2,209	1,110	3,188	(3,340)	7,413
Equity losses (earnings)	-	(241)	8,497	-	-	8,256
Fair value adjustments	37,942	-	-	-	-	37,942
Foreign exchange loss	72	-	1,189	65	-	1,326
Gain on exchangeable debentures	-	-	-	(465)	-	(465)
OPERATING (LOSS) EARNINGS	(34,819)	30,576	(13,738)	(3,246)	818	(20,409)
Non-controlling interest	13,305	(5,100)	1,375	-	-	9,580
	(21,514)	25,476	(12,363)	(3,246)	818	(10,829)
NON-SEGMENTED ITEMS
Dilution gains						2,673
Income taxes						6,240
Net (loss) earnings from continuing operations	(21,514)	25,476	(12,363)	(3,246)	818	(1,916)
Gain from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	-	-	-	-	-

NET (LOSS) EARNINGS FOR THE PERIOD	$ (21,514)	$ 25,476	$ (12,363)	$ (3,246)	$ 818	$ (1,916)

DUNDEE CORPORATION

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS

Three months ended September 30, 2009 compared with the three months ended September 30, 2008

Net earnings in the third quarter of 2009 were $30.2 million, an increase of $32.1 million over net losses of $1.9 million in the third quarter of 2008.

SEGMENTED EARNINGS INFORMATION FOR THE THIRD QUARTER OF 2009

DundeeWealth Inc.
In the third quarter of 2009, DundeeWealth earned EBITDA of $42.9 million and net earnings from continuing operations of $12.9 million.  This compares with EBITDA of $32.4 million and a net loss from continuing operations of $26.6 million in the third quarter of 2008.  Included in the third quarter results of the current year is a $2.9 million pre-tax fair value adjustment gain relating to DundeeWealth’s portfolio of FRNs ($2.1 million, net of tax), as compared to a $37.9 million pre-tax fair value adjustment loss ($26.9 million, net of tax) in the third quarter of the prior year.  Excluding the impact of the fair value adjustments against FRNs, DundeeWealth’s net earnings from continuing operations in the third quarter of 2009 increased to $10.8 million compared with net earnings of $0.3 million in the third quarter of 2008.

Notwithstanding DundeeWealth’s  strong asset gathering activities relative to its industry peers, average AUM decreased to $30.1 billion in the third quarter of 2009 compared with $31.9 billion in the third quarter of 2008, reflecting the market depreciation in underlying assets experienced in the last four months of 2008.  Lower levels of AUM reduced management fee revenues, which declined to $109.5 million in the third quarter of 2009 compared with $118.9 million earned in the same period of 2008. Associated trailer service fee expense, before intercompany eliminations, decreased to $35.9 million in the third quarter of this year compared with $37.3 million in the third quarter of 2008, consistent with the decrease in value of trailer fee paying AUM.

Financial services activities in DundeeWealth generated gross margins of $25.5 million in the third quarter of 2009 compared with $20.2 million in the same period of 2008. Approximately 51% (2008 – 24%) of gross margin in the third quarter was generated by capital markets activities with the balance attributed to retail distribution.

Retail distribution financial services revenues include commissions and trailer service fees which declined in the third quarter of 2009 compared with results in the third quarter of 2008. While consistent with the impact of the market downturn on DundeeWealth’s AUA, the decrease in retail commissions and trailer service fees is also attributable to the departure of assets related to advisors that were part of the sale of a subsidiary of DundeeWealth in the fourth quarter of 2008.

Variable compensation expense relating to retail distribution activities was $48.4 million (2008 – $61.4 million), resulting in a contribution margin of 21% (2008 – 20%).

Capital markets activities include principal trading revenues of $6.3 million in the third quarter of 2009 compared with a loss of $7.0 million in the third quarter of 2008, and reflect some significant reversals of market value declines that had occurred in the last four months of 2008.  Variable compensation expense relating to capital markets activities was $7.7 million (2008 – $5.0 million), resulting in a contribution margin of 63% (2008 – 50%) as a larger proportion of revenues were generated by higher margin activities.

SG&A expenses decreased by $11.0 million or 14% on a quarter-over-quarter basis, primarily as a result of organizational efficiencies implemented in 2008.

DUNDEE CORPORATION

Real Estate Segment
Land and housing operations in our real estate segment generated contribution margins of $24.2 million or 32.5% on revenues of $74.4 million in the third quarter of 2009.  This compares with margins of $33.8 million or 30.3% on revenues of $111.3 million in the same quarter of 2008.

(in thousands of dollars except percentages)
	Three months to September 30, 2009				Three months to September 30, 2008
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin

Revenue properties	$4,841	$5,262	$(421)	(8.7%)	$5,840	$6,055	$(215)	(3.7%)
Land	50,405	29,174	21,231	42.1%	86,611	55,751	30,860	35.6%
Housing and condominiums	20,187	15,823	4,364	21.6%	17,729	15,775	1,954	11.0%
Other	(985)	-	(985)	N/A	1,159	-	1,159	N/A

	$74,448	$50,259	$24,189	32.5%	$111,339	$77,581	$33,758	30.3%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue from land sales in the third quarter of 2009 was $50.4 million, generating operating profits of $21.2 million or 42.1%.  This compares with revenue of $86.6 million, generating operating profits of $30.9 million or 35.6% in the same quarter of 2008.  Net operating profits have decreased by $9.6 million mainly as a result of 187 fewer lots sold compared to the same quarter of last year.  Dundee Realty sold 338 lots at an average selling price of $119,000 per lot in the third quarter of 2009 compared to 525 lots at an average selling price of $146,000 per lot in 2008.  Dundee Realty sold 28 parcel acres at an average price of $365,000 per acre in 2009 compared to 38 parcel acres at an average price of $267,000 per acre in 2008.  The average margin increased to 42.1% from 35.6% in 2008 mainly due to the sale of 28 parcel acres that contributed $3.5 million to earnings in the quarter and the change in lot mix which impacts cost of sales, particularly from the Lakeridge project in Regina and the Meadows project in Edmonton.

Edmonton produced strong results in the quarter, contributing $13.8 million of operating profits in the quarter from sales of 198 lots and 3 parcel acres in the Meadows project.  During the same period in 2008, Edmonton contributed $3.8 million on sales of 57 lots and 30 parcel acres.  Saskatoon contributed $4.3 million to operating profits compared to $1.8 million in 2008 mainly due to the sale of 23 parcel acres in the Stonebridge project.  Regina contributed $3.1 million to operating profits compared to $6.9 million in 2008 mainly due to fewer lot sales at the Harbour Landing project.  Calgary produced 20 lot sales at its High River project in 2009 compared to 207 lot sales at the Wentworth Glen project that contributed $18.4 million of profit in 2008.  Dundee Realty currently has approximately 500 acres in each of two additional projects that are in the zoning process that, once developed, will contribute significantly to Calgary results.

Gross revenues from revenue properties decreased to $4.8 million in the third quarter of this year from $5.8 million in the same period of 2008.  Revenues in the prior year include 100% of revenues earned from the Distillery project.  Following the determination in June 2009 that the Distillery was no longer a consolidated VIE, we only include our share of these revenues.  This resulted in a decrease of $1.2 million in reported gross revenues.  The operating loss for the period is attributable to Dundee Realty’s ski operations, which have virtually no revenue in the third quarter due to the seasonality of the business.

Revenue from sales of housing and condominium units increased in the third quarter to $20.2 million from $17.7 million in the same period of 2008.  The increase is primarily attributable to sales of single-family homes in Regina and the closing of condominium units in Colorado.  Housing operations in western Canada sold 50 units at an average selling price of $342,000 per unit translating into a $3.1 million operating profit.  This compares to a $2.6 million profit in 2008 when 55 units were sold at an average selling price of $292,000 per unit.  Housing operations in Saskatoon and Regina experienced steady demand resulting in margins increasing to 18.1% in 2009 from 16.0% in 2008.  At September 30, 2009, there were 123 housing units in inventory of which 78 were pre-sold.

DUNDEE CORPORATION

Dundee Real Estate Asset Management

(in thousands of dollars)

For the three months ended September 30,	2009	2008
Revenues	$1,648	$3,273
Expenses	1,159	1,357
Margin	$489	$1,916
Value of assets under management	$3,100,000	$5,500,000

Management fee revenues decreased to $1.6 million in the third quarter of 2009 from $3.3 million in the same quarter last year, primarily as a result of the contract termination with GE in the first quarter of this year.

Dundee REIT
Our equity losses in respect of Dundee REIT were $0.6 million in the third quarter of 2009 compared with equity earnings of $0.2 million in the third quarter of the prior year.  Equity losses in the current quarter include a loss of $2.0 million from the dilution of our interest in Dundee REIT, which was partially incurred as a result of Dundee REIT issuing 3,852,500 Series A REIT units.

Resources Segment
Our resources segment incurred an operating EBITDA loss of $1.5 million in the third quarter of 2009 compared with an operating EBITDA loss of $2.9 million in the same period of 2008.  As previously noted, these losses relate to the public status of EII following its listing on the CNSX in March 2009, as well as costs relating to legal proceedings, including legal costs associated with the Seawolf litigation.

Our share of earnings from our resource-based equity accounted investments was $6.4 million in the third quarter of 2009, compared with equity losses of $8.5 million in the same period of 2008.

Breakwater
In the three months ended September 30, 2009, Breakwater generated net earnings of $6.5 million, compared with a net loss of $36.1 million incurred in the third quarter of 2008.  Gross sales revenues were $71.6 million in the third quarter of 2009 compared with $101.0 million in the third quarter of 2008, representing a $29.4 million or 29% decline.  The temporary suspension of operations at Langlois in the fourth quarter of 2008 significantly impacted quarter-over-quarter results.  Concentrate produced in the third quarter of 2009 decreased by 34,926 tonnes to 54,588 tonnes primarily due to a 30,501 tonne decrease related to Langlois being placed on care and maintenance and lower planned production at the Myra Falls and Toqui locations, partially offset by higher production at the Mochito location.  However, operating margins increased as a result of a 54% decrease in treatment and marketing costs and a 38% decrease in direct operating costs when compared to the third quarter of 2008.

Offsetting operating margins in the third quarter of this year is a $1.6 million loss pertaining to a mark-to-market adjustment on  zinc put options outstanding at September 30, 2009.  Breakwater purchased zinc put options during the quarter of $0.9 million.  These put options outstanding at September 30, 2009 had a fair market value of $0.5 million.

Our share of the earnings from our investment in Breakwater was $2.9 million in the third quarter of this year compared with our share of losses aggregating $9.9 million in the third quarter of 2008.

DUNDEE CORPORATION

Dundee Precious
In the third quarter of 2009, Dundee Precious generated net earnings of $4.1 million compared to net earnings of $6.5 million in the corresponding prior year period.  The decrease in net earnings, period-over-period, was primarily due to lower investment and other income partially offset by higher gross profit from mining operations and reductions in exploration and administrative expenses. The increase in gross profits from mining operations, period-over-period, was primarily due to higher deliveries of concentrates produced at Dundee Precious’ Chelopech and Deno Gold locations, lower production costs at both of these locations and a 10% increase in gold price.  These positive variances were partially offset by a 24% decrease in copper price in the third quarter of 2009 relative to the corresponding prior year period.  Included in the third quarter of the prior year results was a gain of $27.2 million on the sale of Dundee Precious’ holdings in Eldorado Gold Corporation.

Our share of earnings from our investment in Dundee Precious was $3.3 million in the third quarter of 2009, compared with our share of earnings aggregating $1.4 million in the third quarter of the prior year.

CONSOLIDATED QUARTERLY RESULTS

(in thousands of dollars, except per share amounts)
	2009			2008				2007
For the three months ended,	30-Sep	30-June	31-Mar	31-Dec	30-Sep	30-June	31-Mar	31-Dec

Revenues	$268,700	$245,620	$199,686	$359,476	$317,123	$284,042	$268,014	$457,114
Net earnings (loss) from
continuing operations	30,209	29,873	(8,244)	(184,597)	(1,916)	6,585	(16,333)	51,057

Gain (loss) from discontinued operations
of DundeeWealth (a)	-	-	-	-	-	-	69	(3,935)

Share of earnings of discontinued
operations of Dundee REIT (b)	-	-	-	-	-	-	-	689

Net earnings (loss) for the period	$30,209	$29,873	$(8,244)	$(184,597)	$(1,916)	$6,585	$(16,264)	$47,811

Earnings (loss) per share
Basic
Continuing operations	$0.41	$0.40	$(0.11)	$(2.48)	$(0.03)	$0.09	$(0.22)	$0.68
Discontinued operations	-	-	-	-	-	-	-	(0.05)
	$0.41	$0.40	$(0.11)	$(2.48)	$(0.03)	$0.09	$(0.22)	$0.63
Diluted
Continuing operations	$0.39	$0.39	$(0.11)	$(2.48)	$(0.03)	$0.08	$(0.22)	$0.63
Discontinued operations	-	-	-	-	-	-	-	(0.04)
	$0.39	$0.39	$(0.11)	$(2.48)	$(0.03)	$0.08	$(0.22)	$0.59

(a)	Net of tax and non-controlling interest
(b)	Net of tax

➢
Included in the adjustments to fair value of investments in the second and third quarters of 2009 were marked-to-market gains on FRNs of $46.0 million and $2.9 million respectively, offset by a fair value depreciation adjustment to DundeeWealth’s CLO portfolio of $0.5 million in the second quarter.  In the first quarter of 2009, DundeeWealth recognized a fair value depreciation adjustment of $9.0 million on its CLO portfolio investment.  DundeeWealth had previously recognized fair value depreciation adjustments in each of the first, third and fourth quarters of 2008 in the amounts of $75.9 million, $37.9 million and $117.2 million, respectively.  DundeeWealth had also recognized a $37.6 million fair value depreciation adjustment in its AFS portfolio during the fourth quarter of 2007.

➢	The fourth quarter 2008 results included a $17.7 million loss on the sale of a subsidiary of DundeeWealth.
➢	Integration efforts implemented by DundeeWealth during 2008 resulted in severance costs of which $11.0 million were accrued in the fourth quarter of 2008.
➢
Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  This may also cause significant fluctuations in net operating earnings from period to period.

➢
Performance fee revenues may be earned in our wealth management operations and are based on the market values of the underlying portfolio as at the respective year end.  Accordingly, they are recorded as revenues only when such year end values have been finalized.  Investment management revenues in the fourth quarter of 2007 included performance fee revenues of $96.5 million.  Associated performance fee related expenses were also incurred in that period.  There was no performance fee revenue earned in the fourth quarter of 2008.

➢
Investment income includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

➢
Our share of earnings of equity accounted investees is included in net earnings for each quarter.  Earnings from each of our equity accounted investees and dilution gains and losses in investee companies may fluctuate significantly from period to period and may depend on market forces or other operating conditions that are not necessarily under our control.

DUNDEE CORPORATION

COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Other than as disclosed in the notes to the interim unaudited consolidated financial statements for the three and nine month periods ended September 30, 2009, there have been no substantive changes in the description and nature of commitments, contingencies and off-balance sheet arrangements from those described in note 24 to the 2008 Audited Consolidated Financial Statements and the associated Management’s Discussion and Analysis as at and for the year ended December 31, 2008.

Subsidiaries of the Company are defendants in various legal actions.  These subsidiaries intend to vigorously defend themselves against these claims.  Although the ultimate outcome of these matters and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management, based on information currently available, that these are not material liabilities, that adequate provisions have been made for any liabilities and that the resolution of these matters will not have a material adverse effect on the financial position of the Company.

FINANCIAL INSTRUMENTS

Dundee Realty has entered into a forward exchange contract to manage its foreign exchange exposure to the U.S. dollar in respect of certain obligations relating to a windmill development project.  Dundee Realty is committed to purchase US$13.5 million at a fixed rate of $0.9998 at specific dates which commenced on September 2, 2008 and which will end on February 1, 2010.  Dundee Realty has applied the principles of hedge accounting to this transaction.

From time to time, DundeeWealth’s brokerage subsidiary may enter into various derivative contracts to meet the needs of customers, earn trading income and manage exposure to market or foreign exchange risk.  At September 30, 2009, DundeeWealth’s brokerage subsidiary held foreign exchange contracts which are being used to mitigate foreign exchange exposure.  The principles of hedge accounting were not applied and therefore, fluctuations in foreign exchange rates may impact our operating results.  These foreign exchange contracts are included in trading securities owned or trading securities sold short, as appropriate, on our consolidated balance sheets.

We are also exposed to market risk resulting from fluctuations in the price of other financial instruments, including securities owned and securities sold short and our AFS securities holdings.  Market risk may occur with volatility in interest rates and global market conditions.  These fluctuations may have an impact on our operating results.  Detailed disclosures regarding our exposure to these risks are provided in note 22 to our 2008 Audited Consolidated Financial Statements and have been updated in note 19 to our interim unaudited consolidated financial statements as at and for the nine months ended September 30, 2009.

DUNDEE CORPORATION

RELATED PARTY TRANSACTIONS

There have been no significant changes in the nature and scope of related party transactions to those described in note 26 to the 2008 Audited Consolidated Financial Statements and on pages 39 and 40 of the accompanying Management’s Discussion and Analysis.

ACCOUNTING POLICIES AND ESTIMATES

Certain accounting policies are critical to understanding our results of operations and financial condition.  Some of these policies require that we make certain judgements and estimates on matters that are uncertain.  These estimates affect the reported amount of assets and liabilities as well as revenues and expenses.  Changes to these estimates may result in material changes to the Company’s results of operations and financial condition.  These interim unaudited consolidated financial statements follow the same accounting principles and methods of application as those disclosed in notes 1 and 2 to the 2008 Audited Consolidated Financial Statements except as disclosed in note 1 to the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2009.  A summary of the more significant judgements and estimates made by management is provided on pages 40 to 45 to the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2008.

FUTURE ACCOUNTING CHANGES

Financial Instruments – Disclosures
In June 2009, the Canadian Accounting Standards Board (“AcSB”) incorporated the recent amendments to International Financial Reporting Standards (“IFRS”) 7, “Financial Instruments: Disclosures”, into CICA Handbook Section 3862, “Financial Instruments – Disclosures”.  The amendments introduce a three level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used.  In addition, the amendments require enhanced disclosures regarding the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed.  The amendments are applicable to the Company’s annual financial statements beginning with fiscal 2009.  Comparative information is not required in the year of adoption.  The Company is currently evaluating the impact of the adoption of these amendments.

Impairment of Financial Assets
In August 2009, the AcSB amended CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, to achieve consistency with international standards on impairment of debt securities.  The amendments changed the definition of a loan such that debt securities not quoted in an active market could be classified as a loan and measured at amortized cost.  Impairment for debt securities classified as loans will be assessed and recorded using the incurred credit loss model of CICA Handbook Section 3025, “Impaired Loans”.  Debt securities that are classified as AFS securities continue to be written down to their fair value through earnings when the impairment is considered other-than-temporary.  However, the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.  The amendments are applicable to the Company effective January 1, 2010.  The Company is currently evaluating the impact of the adoption of these amendments.

DUNDEE CORPORATION

Business Combinations
In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”.  These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.

CICA Handbook Section 1582 establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.  CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  The Company is currently evaluating the impact of the adoption of these sections.

International Financial Reporting Standards
In February 2008, the CICA AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS in calendar year 2011.  As a result, Canadian public companies will be required to prepare their financial statements in accordance with IFRS as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011.  We expect to adopt IFRS as the basis for preparing our consolidated financial statements effective January 1, 2011.

During 2008, the Company established an IFRS implementation committee with a mandate to oversee the conversion process.  Pages 45 and 46 of our Management’s Discussion and Analysis accompanying our 2008 Audited Consolidated Financial Statements contain a discussion of the key elements of our transition plan.

The process of evaluating the potential impact of IFRS on the consolidated financial statements is an ongoing one as the International Accounting Standards Board and the AcSB continue to issue new standards and recommendations.  Therefore, the Company is not yet in a position to determine the impact on our financial results.

As the Company continues to assess the impact of IFRS adoption on its business activities, processes and accounting policies, it will implement a communication strategy, as appropriate, aimed at all stakeholders, including employees, rating agencies, and shareholders, to assist in their understanding of its transition to IFRS.  Additionally, the IFRS implementation committee will continue to revisit the conversion plan and accordingly, changes to the plan may be required, as more information on the Company’s adoption of IFRS becomes known.

DUNDEE CORPORATION

CONTROLS AND PROCEDURES

In accordance with the Canadian Securities Administrators National Instrument 52-109, the Company has filed certificates signed by the Chief Executive Officer and the Chief Financial Officer certifying that, among other things, the design of disclosure controls and procedures and the design of internal control over financial reporting are adequate.  The financial disclosure controls and procedures provide reasonable assurance that material financial information has been duly disclosed by the Company and its subsidiaries.  Furthermore, internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its financial statements.

The Chief Executive Officer and the Chief Financial Officer of the Company have also evaluated whether there were changes to its internal control over financial reporting during the nine-month period ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  No changes were identified through their evaluation.

MANAGING RISK

The Company is exposed to a number of risks that have the potential to affect its operating and financial performance.  These risks have been detailed in the section entitled “Managing Risk” in the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2008 and in the section entitled “Risk Factors” in the Company’s Annual Information Form.  The Company has not identified any material changes to the risk factors affecting our business and our approach to managing those risks from those described in the documents referred to above.

FORWARD LOOKING STATEMENTS

Dundee Corporation’s public communications may include written or oral forward looking statements.  Statements of this type are included in this Management’s Discussion and Analysis (“MD&A”), and may be included in other filings with the Canadian and United States securities regulators, stock exchanges or in other communications.  All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and United States securities laws.  Forward looking statements may include, but are not limited to, statements about anticipated future events including comments with respect to our objectives and priorities for 2009 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services, real estate and resources industries generally.  The forward looking information contained in this MD&A is presented for the purpose of assisting our shareholders in understanding our business operations and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the section entitled “Managing Risk” in this MD&A.  Actual results may differ materially from the forward looking statements contained in this MD&A, depending upon, among other factors, general economic and market conditions, our ability to execute our strategic plans and meet financial obligations, the performance of the Company’s principal subsidiaries and the Company’s ability to raise additional capital; creating, attracting and retaining AUM and AUA in light of the global recession and steep declines in global equity markets; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses and the Company’s investment holdings in general, including risks associated with oil and gas and mining exploration, development and processing activities, environmental risks, inflation, changes in interest rates, commodity prices and other financial exposures; maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of November 10, 2009.

DUNDEE CORPORATION

Assumptions about the future performance of the Canadian and United States economies were material factors considered by management when setting the Company’s strategic priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resource sectors, we considered historical economic data provided by the Canadian government and its agencies and current market conditions, including the status of the current economic and credit crisis.

Forward looking statements contained in this MD&A are not guarantees of future performance and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward looking statements.  As evidenced by the events over the latter part of 2008 and early 2009, market volatility and the recent economic and credit crisis, circumstances affecting the Company may change rapidly.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information relating to Dundee Corporation, including a copy of the Company’s Annual Information Form, may be found on SEDAR at www.sedar.com.

Toronto, Ontario
November 10, 2009

DUNDEE CORPORATION

   DUNDEE CORPORATION

    CONSOLIDATED FINANCIAL STATEMENTS

   AS AT AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D B A L A N C E S H E E T S

As at September 30, 2009 and December 31, 2008
(expressed in thousands of Canadian dollars) (unaudited)

	September 30, 2009	December 31, 2008

ASSETS
Cash and cash equivalents	$478,582	$167,584
Accounts receivable	248,071	406,076
Income tax recoverable	2,743	-
Client accounts receivable (note 3)	411,597	389,282
Trading securities owned (note 4)	362,225	161,882
Available-for-sale securities (note 5)	245,551	294,730
Equity accounted investments (note 6)	159,178	160,339
Deferred sales commissions	229,831	234,027
Capital, real estate and other assets (note 7)	506,010	526,256
Goodwill and other intangible assets (note 8)	737,335	740,784
TOTAL ASSETS	$3,381,123	$3,080,960

LIABILITIES
Bank indebtedness (note 9)	$2,136	$-
Accounts payable and accrued liabilities	243,649	291,029
Client deposits and related liabilities (note 10)	534,098	408,647
Trading securities sold short (note 4)	18,086	43,951
Income taxes payable	-	8,472
Corporate debt (note 11)	487,760	529,507
Series 1 preference shares, DundeeWealth (note 12)	153,221	152,978
Preference shares, series 1 (note 12)	147,634	147,371
Future income tax liabilities (note 17)	36,919	3,024
	1,623,503	1,584,979

NON-CONTROLLING INTEREST	653,368	615,142

SHAREHOLDERS' EQUITY
Share capital (note 13)
Common shares	288,652	288,398
Preference shares, series 2	127,418	-
Contributed surplus	11,592	11,549
Retained earnings	656,419	604,075
Accumulated other comprehensive income (loss) (note 14)	20,171	(23,183)
	1,104,252	880,839
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,381,123	$3,080,960
The accompanying notes are an integral part of these consolidated financial statements.

Commitments, contingencies and off-balance sheet arrangements (note 20)

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the three and nine months ended September 30, 2009 and 2008
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
		Three Months		Nine Months
	2009	2008	2009	2008

REVENUES
Management fees	$115,308	$124,820	$306,754	$370,220
Redemption fees	3,286	3,735	10,183	11,706
Financial services	71,402	69,148	212,554	255,337
Real estate revenues	76,096	114,612	176,522	214,487
	266,092	312,315	706,013	851,750
Investment income (note 15)	2,608	4,807	7,993	17,428
	268,700	317,122	714,006	869,178
EXPENSES
Selling, general and administrative	74,598	90,076	219,362	259,548
Variable compensation	44,079	52,271	130,513	176,591
Trailer service fees	34,200	35,499	90,118	107,475
Operating costs, real estate	51,418	78,938	122,655	148,083
	204,295	256,784	562,648	691,697
OPERATING EARNINGS BEFORE INTEREST,
TAXES, AND OTHER NON-CASH ITEMS	64,405	60,338	151,358	177,481
Amortization of deferred sales commissions	22,353	21,162	65,729	60,298
Depreciation, depletion and amortization	4,525	5,113	15,023	14,632
Interest expense	7,288	7,413	27,263	20,956
Share of (earnings) loss of equity accounted investees (note 15)	(5,859)	8,256	(5,587)	4,560
Fair value adjustments (notes 4 and 5)	(2,876)	37,942	(39,422)	113,827
Foreign exchange (gain) loss	(4,742)	1,326	(8,895)	2,380
Unrealized gain on exchangeable debentures	-	(465)	-	(1,314)
OPERATING EARNINGS (LOSS) BEFORE UNDERNOTED ITEMS	43,716	(20,409)	97,247	(37,858)
Dilution gains (losses) (note 2)	672	2,673	1,386	(1,702)
	44,388	(17,736)	98,633	(39,560)
Income taxes (note 17)
Current	(4,113)	16,185	11,404	54,951
Future	5,144	(22,425)	8,525	(58,391)
	1,031	(6,240)	19,929	(3,440)
Non-controlling interest	13,148	(9,580)	26,866	(24,456)
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	30,209	(1,916)	51,838	(11,664)
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	-	-	69
NET EARNINGS (LOSS) FOR THE PERIOD	$30,209	$(1,916)	$51,838	$(11,595)

NET EARNINGS (LOSS) PER SHARE (note 18)
Basic	$0.41	$(0.03)	$0.70	$(0.15)
Diluted	$0.39	$(0.03)	$0.68	$(0.15)
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C O M P R E H E N S I V E I N C O M E ( L O S S )

For the three and nine months ended September 30, 2009 and 2008
(expressed in thousands of Canadian dollars) (unaudited)
				Three Months		Nine Months
	ref		2009	2008	2009	2008
NET EARNINGS (LOSS) FOR THE PERIOD			$30,209	$(1,916)	$51,838	$(11,595)
Other comprehensive income (loss)
Unrealized earnings (losses) on available-for-sale securities		a	38,377	(85,052)	60,891	(165,367)
Transfer of unrealized losses (gains) to net earnings (loss)		b	(99)	27,126	7,127	79,078
Reversal of unrealized losses on available-for-sale securities		c	-	677	-	677
Unrealized foreign currency (loss) gain on forward contract		d	(100)	300	(1,441)	501
Unrealized (loss) gains from foreign currency translation		e	(2,864)	84	(5,570)	4,927
Transfer of unrealized loss from foreign currency translation to net earnings		f	-	-	954	-
Share of other comprehensive loss of equity accounted investees		g	(3,113)	(1,619)	(2,899)	(3,933)
Non-controlling interest			(9,759)	13,692	(15,708)	24,315
Other comprehensive income (loss) from operations			22,442	(44,792)	43,354	(59,802)
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD			$52,651	$(46,708)	$95,192	$(71,397)

a) Net of taxes of			$(16,194)	$30,594	$(24,959)	$63,508
b) Net of taxes of			$40	$(11,080)	$(2,912)	$(32,300)
c) Net of taxes of			$-	$(310)	$-	$(310)
d) Net of taxes of			$41	$(131)	$648	$(225)
e) Net of taxes of			$640	$214	$1,308	$(1,508)
f) Net of taxes of			$-	$-	$(389)	$-
g) Net of taxes of			$800	$621	$1,160	$1,678

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C H A N G E S I N S H A R E H O L D E R S' E Q U I T Y

For the nine months ended September 30, 2009 and the year ended December 31, 2008
(expressed in thousands of Canadian dollars) (unaudited)

					Accumulated
	Common	Preference	Contributed	Retained	Other Comprehensive
	Shares	Shares	Surplus	Earnings	Income (Loss)	Total
Balance, January 1, 2008	$292,538	$-	$7,513	$814,405	$1,320	$1,115,776
Net loss	-	-	-	(196,192)	-	(196,192)
Other comprehensive loss	-	-	-	-	(24,503)	(24,503)
Acquisition of Class A subordinate shares for cancellation	(6,374)	-	-	(13,979)	-	(20,353)
Issuance of Class A subordinate shares for cash	121	-	-	-	-	121
Issuance of Class A subordinate shares for non-cash consideration	45	-	-	-	-	45
Stock based compensation	-	-	4,072	(159)	-	3,913
Exercise of options	2,068	-	(36)	-	-	2,032
Balance, December 31, 2008	288,398	-	11,549	604,075	(23,183)	880,839
Net earnings	-	-	-	51,838	-	51,838
Other comprehensive income	-	-	-	-	43,354	43,354
Acquisition of Class A subordinate shares for cancellation	(1,041)	-	-	(14)	-	(1,055)
Issuance of Preference shares, Series 2, net of issue costs	-	127,418	-	-	-	127,418
Issuance of Class A subordinate shares for non-cash consideration	68	-	-	-	-	68
Issuance of Class A subordinate shares for cash	67	-	-	-	-	67
Stock based compensation	-	-	790	-	-	790
Share incentive arrangements	-	-	(747)	520	-	(227)
Exercise of options	1,160	-	-	-	-	1,160
Balance, September 30, 2009	$288,652	$127,418	$11,592	$656,419	$20,171	$1,104,252

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S
For the three and nine months ended September 30, 2009 and 2008
(expressed in thousands of Canadian dollars) (unaudited)
		Three months		Nine months
	2009	2008	2009	2008
OPERATING ACTIVITIES:
Net earnings (loss) from continuing operations for the period	$30,209	$(1,916)	$51,838	$(11,664)
Non-cash items:
Depreciation, depletion and amortization	26,878	26,275	80,752	74,930
Net investment loss (gains)	206	750	2,732	(936)
Share of (gains) losses of equity accounted investees	(5,859)	8,256	(5,587)	4,560
Fair value adjustments	(2,876)	37,942	(39,422)	113,827
Unrealized gain on exchangeable debentures	-	(465)	-	(1,314)
Dilution (gains) losses	(672)	(2,673)	(1,386)	1,702
Future income taxes	5,144	(22,425)	8,525	(58,391)
Non-controlling interest	13,148	(9,580)	26,866	(24,456)
Stock based compensation	3,971	5,368	13,818	17,446
Other	9,072	(134)	9,297	(1,282)
	79,221	41,398	147,433	114,422
Changes in:
Accounts receivable	2,658	43,668	13,089	160,808
Accounts payable and accrued liabilities	25,662	(2,631)	22,878	(67,446)
Bank indebtedness	(11,552)	(39,227)	2,136	21,197
Income taxes payable	(5,173)	3,534	(12,727)	(20,660)
Trading securities owned and sold short, net	(20,639)	691	(7,629)	56,552
Client accounts receivable, net of client deposits and related liabilities	(14,972)	16,701	103,136	(73,313)
Land, housing and condominium inventory	11,044	(5,249)	(48,533)	(39,604)
Other real estate working capital	(15,707)	(42,811)	33,688	(2,119)
CASH PROVIDED FROM OPERATING ACTIVITIES	50,542	16,074	253,471	149,837
INVESTING ACTIVITIES:
Net (investment in) proceeds from real estate assets	(2,119)	5,360	(21,417)	(2,122)
Acquisition of land held for development	-	(15,049)	-	(15,049)
Investments in oil and gas properties, net	(1,106)	-	(870)	-
Sales commissions incurred on distribution of mutual funds	(23,016)	(27,379)	(61,533)	(92,129)
Proceeds from dispositions of corporate investments	428	193	4,218	102,171
Cash disbursed in business combinations	-	(5,596)	-	(24,902)
Acquisitions of corporate investments	(23,114)	(31,487)	(49,169)	(80,798)
Acquisition of shares from non-controlling interests	(2,946)	-	(4,227)	(69,861)
Net changes in capital and other tangible assets	(1,236)	(461)	(3,013)	1,664
CASH USED IN INVESTING ACTIVITIES	(53,109)	(74,419)	(136,011)	(181,026)
FINANCING ACTIVITIES:
Change in corporate debt	(92,844)	98,488	(124,668)	103,237
Issuance of Notes, net of issue costs (note 11)	197,942	-	197,942	-
Issuance of Class A subordinate shares, net of issue costs	22	500	1,227	2,035
Amounts deposited by non-controlling shareholders	-	-	-	(8,917)
Acquisition of Class A subordinate shares, net of costs	-	(2,540)	(1,055)	(18,832)
Net issuance (cancellation) of shares by subsidiaries	6,431	(3,661)	1,664	11,717
Issuance of Preference shares, Series 2, net of issue costs (note 13)	126,147	-	126,147	-
Dividends paid by subsidiaries to non-controlling shareholders	(4,416)	(1,504)	(7,719)	(4,459)
CASH PROVIDED FROM FINANCING ACTIVITIES	233,282	91,283	193,538	84,781
NET INCREASE IN CASH DURING THE PERIOD	230,715	32,938	310,998	53,592
Cash and cash equivalents, beginning of period	247,867	147,769	167,584	126,915
Change in net cash relating to discontinued operations	-	-	-	200
CASH AND CASH EQUIVALENTS, END OF PERIOD	$478,582	$180,707	$478,582	$180,707
Cash flows from operating activities include the following:
Interest paid	$7,288	$7,413	$27,263	$20,956
Taxes paid	$2,085	$13,385	$26,333	$79,164
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the nine months ended September 30, 2009 and 2008 (tabular dollar amounts in thousands of Canadian dollars, except per share amounts) (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the “Company” or “Dundee Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Other than as described herein, these interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in notes 1 and 2 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2008 (“2008 Audited Consolidated Financial Statements”).  The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual consolidated financial statements and accordingly, should be read in conjunction with the 2008 Audited Consolidated Financial Statements.

The preparation of interim consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies as at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates and assumptions.

Changes in Accounting Policies
Asset Recognition including Goodwill and Intangible Assets
On January 1, 2009, the Company adopted the amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1000, “Financial Statement Concepts” and the new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”.  This guidance reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition.  Under the amendments to CICA Handbook Section 1000, effective January 1, 2009, the deferral and matching of operating expenses over future revenues is no longer appropriate.  The adoption of this new guidance had no impact on the reported results of the Company.

Reclassification of 2008 Amounts
The comparative periods presented in these consolidated financial statements have been reclassified to conform to the presentation adopted for 2009.

2.	BUSINESS COMBINATIONS, DISPOSITIONS AND REORGANIZATIONS

Transactions completed during the nine months ended September 30, 2009

Wealth Management

Step Acquisition of DundeeWealth Inc.
In the nine months ended September 30, 2009, the Company purchased 450,000 common shares of DundeeWealth Inc. (“DundeeWealth”) for cash of $4,227,000 in a series of transactions.  These transactions resulted in an increase in the Company’s interest in DundeeWealth.

DUNDEE CORPORATION

The increase in ownership was accounted for as a step acquisition in DundeeWealth, with the aggregate purchase price allocated to the fair value of the assets acquired.  The amount allocated to investment management contracts has been included in “Goodwill and other intangible assets”.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$3,006
Other net assets	1,679
Future income tax liabilities	(458)
$4,227
Aggregate purchase price
Cash	$4,227
$4,227

Dilution Gains and Losses resulting from Equity Transactions in Subsidiaries

The Company’s subsidiaries may, from time to time, issue shares in accordance with their share incentive arrangements or pursuant to business acquisitions, or otherwise.  These transactions may create a dilution of the Company’s interest in these subsidiaries.  During the three and nine months ended September 30, 2009, the Company recognized net dilution gains of $672,000 and $1,386,000, respectively  (2008 – net dilution gains of $2,673,000 in the three months ended September 30, 2008 and net dilution losses of $1,702,000 in the nine months ended September 30, 2008).  These amounts include the transactions described below.

Real Estate

Dilution of Interest in Dundee Realty Corporation
In the third quarter of 2009, the non-controlling shareholder of Dundee Realty Corporation (“Dundee Realty”) exercised an option to acquire an additional 1.4% interest in Dundee Realty for $1,783,000.  During the nine months ended September 30, 2009, the Company recognized a dilution loss of $1,364,000 in respect of its investment in Dundee Realty.

In June of 2008, the non-controlling shareholder of Dundee Realty had acquired an additional 1.5% interest in Dundee Realty for $1,783,000, resulting in a dilution loss during that period of $490,000.

Deconsolidation of Variable Interest Entity
The Company’s real estate subsidiary holds a 50% interest in The Distillery Historic District (the “co-ownership”).  At the time of investment in the co-ownership, the real-estate subsidiary provided funds to the other co-owners to invest in the co-ownership.  The co-ownership was determined to be a variable interest entity (“VIE”) for which the Company was considered the primary beneficiary and accordingly, the accounts of the VIE had been consolidated.  In the second quarter of 2009, the co-owners repaid the funds advanced and as a result, the co-ownership is no longer considered a VIE.  Accordingly, in the second quarter of 2009, the Company deconsolidated 50% of the co-ownership.

Deconsolidation of Variable Interest Entity
Capital, real estate and other assets	$(26,045)
Working capital, net	3,400
Corporate debt	20,023
Non controlling interest	2,622

DUNDEE CORPORATION

Transactions completed during the nine months ended September 30, 2008

Wealth Management

Acquisition of Aurion Capital Management Inc. (“Aurion”)
In July 2008, DundeeWealth entered into a share purchase agreement to acquire 60% of Aurion, an institutional money manager for aggregate consideration of $26,078,000 including cash of $6,450,000, 1,417,582 common shares of DundeeWealth with a value of $19,350,000, and transaction costs of $278,000.  The remaining 40% of Aurion is held by the key employees of Aurion and is subject to the terms of a shareholders’ agreement.  Approximately 35% of the cash and common shares of DundeeWealth issued as consideration for the purchase were placed into escrow, to be released on the third anniversary date of the acquisition, contingent on the retention of certain key employees and AUM of Aurion.

Acquisition of DundeeWealth US, LP (formerly BHR Fund Advisors, L.P. (“BHR”))
In July 2008, DundeeWealth entered into a partnership interest purchase agreement to acquire 89% of BHR, a U.S. based mutual fund manager and distribution platform.  The aggregate purchase price was US$3,217,000 of which US$2,217,000 was paid in cash at closing.  DundeeWealth had withheld US$1,000,000 of the aggregate purchase price to be released on or prior to June 30, 2009, contingent on the AUM of BHR achieving certain thresholds.  The contingency relating to the acquisition has not been met and no further consideration has been paid.

Allocation of the Purchase Price of Aurion and BHR
The purchase price, net of contingent consideration, was assigned to the assets and liabilities acquired based on their estimated fair values.  When the outcome of the contingency is resolved, contingent consideration recognized, if any, will be allocated to goodwill and other intangible assets.  Institutional management contracts acquired are being amortized over their estimated life of ten years.

	Aurion	BHR	Total
Net assets acquired
Institutional management contracts	$16,417	$-	$16,417
Other net assets (liabilities)	510	(172)	338
Future income tax liabilities	(4,937)	-	(4,937)
	$11,990	$(172)	$11,818
Aggregate purchase price
Cash	$6,450	$3,276	$9,726
Common shares	19,350	-	19,350
Transaction costs	278	203	481
Less: Contingent consideration	(9,030)	(1,018)	(10,048)
	$17,048	$2,461	$19,509
Excess of the purchase price over net assets acquired
assigned to goodwill	$5,058	$2,633	$7,691

Step Acquisition of DundeeWealth Inc.
During the first nine months of 2008, the Company purchased 5,389,465 common shares of DundeeWealth for cash of $71,497,000.  In the same period, DundeeWealth paid cash of $9,374,000 to purchase and cancel 712,900 common shares pursuant to its normal course issuer bid.  These transactions resulted in an increase in the Company’s interest in DundeeWealth.

DUNDEE CORPORATION

The increase in ownership has been accounted for as a step acquisition in DundeeWealth, with the aggregate purchase price allocated to the fair value of the assets acquired.  The amount allocated to investment management contracts was included in “Goodwill and other intangible assets”.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$70,769
Other net assets	25,454
Future income tax liabilities	(20,168)
$76,055
Aggregate purchase price
Cash	$80,871
Cash attributed to non-controlling interest	(4,816)
$76,055

Subsequent to the acquisition of common shares of DundeeWealth as outlined above, and primarily as a result of the issuance of common shares of DundeeWealth pursuant to its acquisition of Aurion (see “Acquisition of Aurion Capital Management Inc.”), the Company’s interest in DundeeWealth was diluted, which resulted in the recognition of a dilution gain in the third quarter of 2008 aggregating $3,645,000.

Resources

Partial Disposition of Eurogas Corporation’s Interest in Escal UGS S.L.
In December 2007, Eurogas Corporation (“Eurogas”) entered into agreements with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) (the “ACS Transaction”), a Spanish construction group, pursuant to which ACS increased its ownership in Escal UGS S.L. (“Escal”) from 5% to 66.67%.  Correspondingly, Castor UGS Limited Partnership (“CLP”), of which Eurogas is a 73.7% owner, reduced its ownership in Escal from approximately 95% to 33.33%.  The terms of the ACS Transaction were subject to the granting of a development concession by the Spanish authorities in respect of CLP’s natural gas storage project.  The development concession was received on May 16, 2008 and in accordance with Canadian GAAP, the results and balances of Escal have been deconsolidated and Eurogas’ interest in Escal has been shown as an equity accounted investment in the books of the Company, effective May 16, 2008.  The Company recorded a dilution loss of $4,990,000 in respect of this transaction.

Step Acquisition of Eurogas
On April 24, 2008, Eurogas completed a rights offering pursuant to which it raised $29,386,000, net of issue costs of $823,000.  The Company’s participation in the rights offering was $19,306,000 and resulted in an increase to the Company’s ownership in Eurogas from 50.8% to 53.4%.  This increase in ownership has been accounted for as a step acquisition in Eurogas, with the aggregate purchase price allocated to the fair value of the assets acquired.  The allocation of the purchase price to fair values resulted in a fair value increment of $1,208,000 to oil and gas properties, which has been included in “Capital, real estate and other assets”.  As the amount is attributed to Eurogas’ development operations in Tunisia, it is not currently subject to amortization.

Reorganization of Eurogas
On August 5, 2008, Eurogas exchanged its common shares in Eurogas International Inc. (“EII”) for preferred shares and new common shares of EII.  The new common shares were then immediately distributed to all of Eurogas’ common shareholders.  Each common shareholder of Eurogas received one new common share of EII for every five Eurogas shares held.  As a result of this transaction, the Company received a 53% interest in EII and the Company therefore continues to consolidate the assets and liabilities and the results of operations of EII.

DUNDEE CORPORATION

3.	CLIENT ACCOUNTS RECEIVABLE

	September 30, 2009	December 31, 2008
Client accounts	$296,859	$232,563
Brokers' and dealers' balances	65,294	55,056
Securities borrowed	49,444	101,663
	$411,597	$389,282

DundeeWealth is holding collateral with a market value of $49,217,000 (December 31, 2008 – $101,537,000) against amounts receivable pursuant to securities borrowing arrangements.

4.	TRADING SECURITIES OWNED AND SECURITIES SOLD SHORT

		September 30, 2009		December 31, 2008
	Trading Securities	Securities	Trading Securities	Securities
	Owned	Sold Short	Owned	Sold Short
Bonds	$117,950	$15,221	$142,333	$39,925
Equities and convertible debentures	71,514	2,865	19,549	4,026
Floating rate notes from restructuring of ABCP	172,761	-	-	-
	$362,225	$18,086	$161,882	$43,951

Bonds include $75,036,000 (2008 - $75,549,000) in GICs and discounted notes held by the resources segment.  Approximately $49,028,000 of these amounts have been deposited with a Canadian Schedule I chartered bank.  The remaining $26,008,000 has been deposited with Dundee Securities Corporation, a full service brokerage firm and a subsidiary of DundeeWealth Inc.

Bond maturities range from October 2009 to December 2108 (December 31, 2008 – from 2009 to 2052) and have annual interest yields ranging from 0% to 12.0% (December 31, 2008 – 0% to 12.5%).

Exchange of Asset-backed Commercial Paper for Floating Rate Notes
On completion of the restructuring plan for non-bank sponsored asset-backed commercial paper (“ABCP”) on January 21, 2009 (note 19), DundeeWealth received certain floating rate notes (“FRNs”), which have been designated as held-for-trading.  During the three and nine months ended September 30, 2009, DundeeWealth recognized market appreciation of $2,876,000 and $48,923,000, respectively, in respect of FRNs held.  This amount has been included in net earnings as a “fair value adjustment”.

DUNDEE CORPORATION

5.	AVAILABLE-FOR-SALE SECURITIES

		September 30, 2009		December 31, 2008
	Cost	Fair Value	Cost	Fair Value
Asset-backed commercial paper (note 4)	$-	$-	$169,478	$169,478
Mutual funds managed by a subsidiary	89,757	92,550	91,719	68,194
Collateralized loan obligations (note 19)	7,144	26,858	16,645	16,645
Other portfolio investments	95,824	126,143	56,779	40,413
	$192,725	$245,551	$334,621	$294,730

The Company continues to recognize changes in fair values of AFS securities, other than changes that are determined to be other-than-temporary impairments in fair value, in other comprehensive income (“OCI”).

In the third quarter of 2009, the Company recognized $19,714,000 in fair value appreciation relating to its portfolio of collateralized loan obligations (“CLOs”).  The Company had previously determined that the fair value of its portfolio of CLOs had been other-than-temporarily impaired and, accordingly, changes in fair value prior to the third quarter of 2009 aggregating $9,501,000 since December 31, 2008, were recognized in net earnings.

The $113,827,000 other-than-temporary impairment recognized in the nine-month period of the prior year is related to DundeeWealth’s ABCP investments which were exchanged for FRNs and subsequently classified as held-for-trading during the first quarter of 2009 (notes 4 and 19).

6.	EQUITY ACCOUNTED INVESTMENTS

Details of the Company’s ownership and carrying values of its equity accounted investments are included in the following table.  The aggregate fair value of the Company’s equity accounted investments as at September 30, 2009 was $224,088,000 (December 31, 2008 – $106,027,000).

		September 30, 2009		December 31, 2008
		Carrying		Carrying
	Ownership	Value	Ownership	Value
Breakwater Resources Ltd.	25%	$17,745	25%	$13,560
Dundee Precious Metals Inc.	20%	45,143	20%	37,952
Dundee Real Estate Investment Trust	18%	85,547	21%	96,337
Escal UGS S.L.	33%	5,824	33%	5,975
Odyssey Resources Limited	36%	1,450	43%	2,842
Other		3,469		3,673
		$159,178		$160,339

Breakwater Resources Ltd. (“Breakwater”)
In April 2009, Breakwater completed a public offering pursuant to which the Company acquired an aggregate of 57,960,000 units of Breakwater at a price of $0.10 per unit.  Each unit is comprised of one common share of Breakwater and one-half of one common share purchase warrant.  Each warrant entitles the holder to purchase one common share at an exercise price of $0.12 per common share.  As the Company purchased its pro-rata share of the offering, the Company’s 25% interest in Breakwater did not change significantly.

DUNDEE CORPORATION

Dundee Real Estate Investment Trust (“Dundee REIT”)
During the third quarter of 2009, the Company received 140,448 Dundee REIT Units Series A (the “Units”) relating to a historic transaction pursuant to which the Company is entitled to Units which have remained unclaimed since prior to 2003.  Following the receipt of the Units and the associated unclaimed distributions in respect thereof, Dundee Corporation and its affiliates held an aggregate 21% voting and equity interest in Dundee REIT.  The Company accounted for the transaction as a step acquisition of its interest in Dundee REIT, with the aggregate purchase price allocated to Dundee REIT’s underlying assets at their estimated fair value.  The net amounts assigned to identifiable net assets exceeded the cost of the purchase by approximately $2,362,000.  The excess has been allocated on a pro-rata basis to the underlying non-current assets of Dundee REIT.

In September 2009, Dundee REIT completed a public offering of 3,852,500 Units at a price of $18.35 per Unit for gross proceeds of $70,693,000.  The Company did not subscribe for Units pursuant to the offering, resulting in a dilution of the Company’s interest in Dundee REIT to 18%, and an associated dilution loss of $2,024,000.

The Company's investment in Dundee REIT is partially held through limited partnership units of Dundee Properties Limited Partnership (“DPLP”).  The limited partnership units are convertible, at the Company's option, into publicly traded Dundee REIT units on a one-for-one basis.  The Company has placed sufficient units of DPLP into escrow to meet its potential obligation to deliver up to a maximum of 321,000 units pursuant to the exchange feature of its outstanding exchangeable debentures.

Odyssey Resources Limited (“Odyssey”)
In June 2009, Odyssey entered into a non-brokered private placement of 4,800,000 flow-through shares at a price of $0.25 per share for gross proceeds of $1,200,000.  The transaction resulted in a dilution of the Company’s interest in Odyssey from 43% to 36%, and the recognition of a dilution gain of $286,000.

7.	CAPITAL, REAL ESTATE AND OTHER ASSETS

	September 30, 2009	December 31, 2008
Real estate assets
Land under development	$129,659	$125,298
Land held for development	166,562	160,048
Housing and condominiums	75,077	96,929
Revenue properties	59,320	63,951
Oil and gas properties
Tunisia	20,535	17,825
Other	447	464
Capital and other assets	54,410	61,741
	$506,010	$526,256

DUNDEE CORPORATION

8.	GOODWILL AND OTHER INTANGIBLE ASSETS

			September 30, 2009	December 31, 2008
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Goodwill	$373,926	$-	$373,926	$375,967
Indefinite life intangible assets
Investment management contracts			338,078	336,548
Definite life intangible assets
Institutional management contracts	16,417	20,052	14,365	15,596
Funds under administration	15,795	7,044	8,751	9,460
Customer relationships	6,651	4,436	2,215	3,213
	$750,867	$13,532	$737,335	$740,784

9.	BANK INDEBTEDNESS

From time to time, DundeeWealth’s brokerage subsidiary may utilize call loan arrangements to facilitate the securities settlement process for both client and principal securities transactions or to fund margin lending.  The subsidiary has established call loan facilities of $79,050,000 (December 31, 2008 – $93,300,000) with certain Canadian chartered banks, of which $2,136,000 had been drawn on September 30, 2009 (December 31, 2008 – $nil).

During the nine months ended September 30, 2009, the interest rate on these facilities ranged from 1.20% to 2.75% on Canadian funds (December 31, 2008 – 2.75% to 5.00%) and from 1.25% to 2.75% on U.S. funds (December 31, 2008 – 2.60% to 5.25%).

10.	CLIENT DEPOSITS AND RELATED LIABILITIES

	September 30, 2009	December 31, 2008
Client accounts	$421,180	$356,898
Brokers' and dealers' balances	85,683	35,061
Securities loaned	20,626	7,629
International banking client accounts	6,609	9,059
	$534,098	$408,647

DundeeWealth has provided securities with a fair value of $20,654,000 (December 31, 2008 – $7,610,000) against amounts outstanding pursuant to securities lending arrangements.

DUNDEE CORPORATION

11.	CORPORATE DEBT

	September 30, 2009	December 31, 2008
Corporate
$150 million revolving term credit facility (i)	$121,585	$81,960
$9.5 million, 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	9,212	9,168
Subsidiaries
$500 million revolving term credit facility, DundeeWealth (ii)	-	169,606
$200 million 5.10% Series 1 Notes due September 25, 2014	197,949	-
$150 million revolving term credit facility, Dundee Realty (iii)	54,408	85,408
Other real estate debt	104,606	183,365
	$487,760	$529,507
(i)	On November 10, 2009, the Company amended its revolving term credit facility, extending the maturity date to November 9, 2010 (see “$200,000,000 Revolving Term Credit Facility, Corporate).
(ii)
On September 25, 2009, and subsequent to completion of a public offering of Notes, DundeeWealth repaid amounts owing pursuant to its revolving term credit facility and the revolving term credit facility was cancelled (see “$500,000,000 Revolving Term Credit Facility, DundeeWealth).

(iii)	On October 16, 2009, Dundee Realty amended its revolving term credit facility, extending the maturity date to November 30, 2011 (see $150,000,000 Revolving Term Credit Facility, Dundee Realty).

$200,000,000 Revolving Term Credit Facility, Corporate
Subsequent to September 30, 2009, the Company amended its revolving term credit facility with a Canadian chartered bank, increasing the borrowing amount available to $200 million and extending the maturity date to November 9, 2010.

The amended facility bears interest, at the Company’s option, at a rate per annum equal to either the bank’s prime lending rate for loans plus 1.75% or, for bankers’ acceptances, at the bank’s then prevailing bankers’ acceptance rate plus 2.75%.  Unused amounts available under the facility are subject to a standby fee of 0.95%.

The facility is subject to certain covenants, including maintenance of minimum levels of specific assets, restrictions on the existence of secured indebtedness, restrictions on the redemption, purchase or repayment of the exchangeable unsecured subordinated debentures (“Exchangeable Debentures”) and restrictions on the prepayment and payment of interest on the Exchangeable Debentures.  In certain limited circumstances, the Company may be required to secure amounts borrowed pursuant to the amended facility through a pledge of certain investments.

For the three and nine months ended September 30, 2009, interest expense relating to the previously existing revolving term credit facility was $849,000 and $2,147,000, respectively (2008 – $541,000 and $953,000).

Issuance of $200,000,000 5.10% Series 1 Notes, DundeeWealth
On September 25, 2009, DundeeWealth completed an offering pursuant to which it issued $200 million principal amount of Series 1 Notes which mature on September 25, 2014 (the “Notes”).  The Notes bear interest at 5.10% per annum, payable semi-annually on March 25th and September 25th of each year, beginning on March 25, 2010.

The Notes are unsecured obligations of DundeeWealth and rank equally with all other unsecured and unsubordinated indebtedness and obligations of DundeeWealth.  Certain subsidiaries of DundeeWealth have fully and unconditionally guaranteed, on a joint and several basis, the payment of principal and interest on the Notes.

The Notes are redeemable, at DundeeWealth’s option, at the greater of the Canada Yield Price and par, together with any accrued and unpaid interest.  The Canada Yield Price is defined as the price of the Notes, calculated so as to provide a holder of the Notes with a yield from the date of redemption to the maturity date of the Notes equal to the Government of Canada yield on non-callable bonds with similar maturity dates, plus 0.62%.  The Company determined that the value of the option to redeem the Notes was $nil at September 30, 2009.

DUNDEE CORPORATION

The Notes are subject to certain covenants including a negative pledge on security interests of DundeeWealth’s assets, and restrictions on additional indebtedness or the sale of assets, subject to certain conditions.  As at September 30, 2009, DundeeWealth was in compliance with all covenants.

The Notes were issued at 99.996 for gross proceeds of $199,992,000, before issue costs of $2,050,000.  The costs and the discount will be amortized to earnings on an effective yield basis over the term of the Notes.  Since issuance, interest expense associated with the Notes was $176,000.

Approximately $77,224,000 of the proceeds from the issuance was used to fully repay amounts owing pursuant to DundeeWealth’s $500 million revolving term credit facility and the credit facility was subsequently cancelled (see “$500,000,000 Revolving Term Credit Facility, DundeeWealth”).  The balance of the proceeds will be used for general corporate purposes.

$500,000,000 Revolving Term Credit Facility, DundeeWealth
Interest expense for the three and nine months ended September 30, 2009 relating to DundeeWealth’s $500 million revolving term credit facility was $1,052,000 and $3,656,000, respectively (2008 – $1,716,000 and $4,141,000).

On September 25, 2009, DundeeWealth repaid all amounts outstanding on the $500 million revolving term credit facility and the facility was subsequently cancelled.

$150,000,000 Revolving Term Credit Facility, Dundee Realty
Dundee Realty had established a demand revolving term credit facility with a Canadian chartered bank, available up to a formula-based maximum not to exceed $150,000,000 (2008 – $150,000,000).  The facility was subject to interest, at Dundee Realty’s option, at a rate per annum equal to either the bank’s prime lending rate plus 0.625% or at the bank’s then prevailing bankers’ acceptance rate plus 2.125%.  The facility was secured by a general security agreement and a first charge against various assets of Dundee Realty in western Canada.  At September 30, 2009, Dundee Realty had drawn $84,879,000 (December 31, 2008 – $121,146,000) against this facility, including $30,471,000 (December 31, 2008 – $35,738,000) in the form of letters of credit.

For the three and nine months ended September 30, 2009, interest expense relating to this revolving term credit facility was $389,000 and $1,930,000, respectively (2008 – $833,000 and $2,603,000).

On October 16, 2009, Dundee Realty entered into an amended revolving term credit facility with a Canadian chartered bank, extending the maturity date to November 30, 2011.  The amended facility will be subject to interest, at Dundee Realty’s option, at a rate per annum equal to either the bank’s prime lending rate plus 3% or at the bank’s then prevailing bankers’ acceptance rate plus 4.25%.  The facility continues to be secured by a general security agreement and a first charge against various assets of Dundee Realty in western Canada.

Other Real Estate Debt
Real estate debt is secured by charges on specific properties to which the debt relates.  Mortgages, including land mortgages, are secured on specific properties.  Housing advances are secured by charges on specific land and housing and condominiums under development or land held for development.  Term debt is secured by charges on specific capital equipment.  At September 30, 2009, the weighted average interest rate on fixed rate debt at Dundee Realty was 7.61% (December 31, 2008 – 6.26%) and on variable rate debt, including in respect of its demand revolving term credit facilities, was 3.48%  (December 31, 2008 – 4.29%).  Fixed rate debt matures between 2009 and 2030.  Variable rate debt, including demand revolving term credit facilities, matures between 2009 and 2018.

DUNDEE CORPORATION

12.	LIABILITY FOR FIRST PREFERENCE SHARES, SERIES 1

The Company classifies its first preference shares, series 1 (“Preference Shares, Series 1”) and preference shares of DundeeWealth as financial liabilities for reporting purposes given that these preference shares may be convertible into a variable number of the Company’s or DundeeWealth’s common shares, respectively, or may be redeemed at or after a particular date for a fixed or determinable amount.

Issued and Outstanding Preference Shares, Series 1

	Number	Par	Issue		Net Book
	of Shares	Value	Costs	Premium	Value
Balance as at December 31, 2008	6,000,000	$150,000	$(3,556)	$927	$147,371
Amortization during the period	-	-	356	(93)	263
Balance as at September 30, 2009	6,000,000	$150,000	$(3,200)	$834	$147,634

As at September 30, 2009, the Company’s Preference Shares, Series 1, had a fair value based on market prices of $126,360,000 (December 31, 2008 – $75,000,000).  The Preference Shares, Series 1, pay an annual dividend of 5.00% and are retractable by the holder at any time after June 30, 2016 for cash of $25.00 per share.

Series 1 Preference Shares, DundeeWealth
As at September 30, 2009, the Series 1 preference shares of DundeeWealth had a fair value based on market prices of $137,261,000 (December 31, 2008 – $84,038,000).  The Series 1 preference shares of DundeeWealth pay an annual dividend of 4.75% and are retractable by the holder at any time after March 13, 2017 for cash of $25.00 per share.

13.	SHARE CAPITAL

COMMON SHARES

Issued and Outstanding

	Number
	of Shares	Amount
SUBORDINATE SHARES:
Outstanding December 31, 2008	71,139,788	$280,232
Transactions during the nine-month period ended September 30, 2009
Redeemed pursuant to issuer bid	(260,700)	(1,041)
Issuance of common shares pursuant to share incentive plans	21,222	135
Options exercised	240,000	1,160
Conversion of Class B Shares to subordinate shares	351	1
Outstanding September 30, 2009	71,140,661	$280,487
CLASS B SHARES:
Outstanding December 31, 2008	3,119,788	$8,166
Transactions during the nine-month period ended September 30, 2009
Conversion of Class B Shares to subordinate shares	(351)	(1)
Outstanding September 30, 2009	3,119,437	$8,165
Total Subordinate and Class B Shares Issued and Outstanding September 30, 2009	74,260,098	$288,652

DUNDEE CORPORATION

Normal Course Issuer Bid
On March 30, 2009, the Company received approval from the Toronto Stock Exchange in respect of its intention to continue to purchase its Subordinate Shares in the market for cancellation pursuant to its normal course issuer bid from April 1, 2009 to March 31, 2010.

During the nine months ended September 30, 2009, the Company purchased 260,700 Subordinate Shares, having an aggregate stated capital value of $1,041,000 for cancellation pursuant to its normal course issuer bid.  The Company paid $1,055,000 to retire these shares.  The excess of the purchase price over the value of stated capital, which totalled $14,000, has been recorded as a reduction of retained earnings.

Share Purchase Plan
As at September 30, 2009, 1,980,000 Subordinate Shares were approved for issuance pursuant to the Company’s share purchase plan, of which 1,108,793 Subordinate Shares were issued since the plan’s inception and 871,207 Subordinate Shares remain available for issuance from treasury to eligible participants.

PREFERENCE SHARES

First Preference Shares, Series 2 (“Preference Shares, Series 2”)

	Number
	of Shares	Amount
PREFERENCE SHARES, SERIES 2
Outstanding December 31, 2008	-	$-
Transactions during the nine-month period ended September 30, 2009
Issuance of Preference shares, Series 2	5,200,000	130,000
Issue costs, net of taxes of $1,271		(2,582)
Total Preference Shares, Series 2 Issued and Outstanding September 30, 2009	5,200,000	$127,418

In September 2009, the Company issued 5,200,000 cumulative 5 year rate reset Preference Shares, Series 2 at a price of $25.00 per share for net proceeds of $126,147,000, after issue costs of $3,853,000.

The Preference Shares, Series 2 rank on a parity with the first preference shares of every other series and in priority to the Subordinate Shares and the Class B Shares of the Company as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of the Company.  The Preference Shares, Series 2 entitle the holder to a fixed preferential cumulative dividend at the rate of 6.75% per annum, payable quarterly for the initial period from and including September 15, 2009 to but excluding September 30, 2014.  Thereafter, the dividend rate will reset every five years to equal the then Canadian dollar denominated non-callable Government of Canada bond yield with a term to maturity of 5 years plus 4.10%.  The Series 2 Shares are generally non-voting, except in limited circumstances.

Holders of Preference Shares, Series 2 have the option to convert the shares into Cumulative Floating Rate First Preference Shares, Series 3 (“Preference Shares, Series 3”), subject to certain conditions, on September 30, 2014 and on September 30 every fifth year thereafter (“Series 3 conversion date”).  The conversion is on the basis of one Preference Share, Series 3 for each Preference Share, Series 2.

The Preference Shares, Series 2 may be redeemed, at the option of the Company, on September 30, 2014 and on September 30 every fifth year thereafter at a price of $25.00 per Series 2 Share.  Prior to September 30, 2014, the Company has the right to redeem the Preference Shares, Series 2 in limited circumstances.

DUNDEE CORPORATION

First Preference Shares, Series 3 (“Preference Shares, Series 3”)

Holders of Preference Shares, Series 3, if and when issued, will be entitled to receive quarterly floating rate, cumulative preferential cash dividends based on the applicable 3 month Government of Canada T-Bill rate plus 4.10%.

Holders of Preference Shares, Series 3 will have the option, on September 30, 2019 and on each September 30 every fifth year thereafter, to convert their Preference Shares, Series 3 into Preference Shares, Series 2.  The conversion is on the basis of one Preference Share, Series 2 for each Preference Share, Series 3.

On September 30, 2019 and on September 30 every fifth year thereafter, the Company has the option to redeem the Preference Shares, Series 3 by payment of an amount in cash of $25.00 per share together with accrued and unpaid dividends to, but excluding, the redemption date.

On any date after September 30, 2014 that is not a Series 3 conversion date, the Company has the option to redeem the Preference Shares, Series 3 by payment of an amount in cash of $25.50 per share together with accrued and unpaid dividends to, but excluding, the redemption date.

SHARE LOANS RECEIVABLE IN DUNDEEWEALTH

At September 30, 2009, the aggregate loan amount pursuant to the DundeeWealth share loan plan was $24,774,000 (December 31, 2008 – $29,814,000).  During the three and nine months ended September 30, 2009, DundeeWealth recognized compensation expense of $106,000 and $1,206,000, respectively (2008 – $435,000 and $2,233,000) in respect of these share loans.

In the third quarter of 2009, DundeeWealth amended the repayment terms on the amounts granted to participants under its share loan plan, whereby not less than one sixth of the loan principal value will be repaid on the third anniversary date of the award, with the balance to be repaid in four equal installments in years seven through ten of the outstanding term of the loan.  This amendment did not have an impact on net earnings of the Company.

14.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Net unrealized gains (loss), net of taxes
	Available-	Equity	Foreign	Non-
	for-Sale	Accounted	Currency	controlling
	Securities	Investees	Translation	Interest	Total
Balance at December 31, 2007	$2,655	$(1,869)	$(8,772)	$9,306	$1,320
Transactions during the year ended December 31, 2008
Other comprehensive (loss) income	(32,141)	(1,174)	12,720	(3,908)	(24,503)
Balance at December 31, 2008	(29,486)	(3,043)	3,948	5,398	(23,183)
Transactions during the nine months ended September 30, 2009
Other comprehensive income (loss)	68,018	(2,899)	(6,057)	(15,708)	43,354
Balance at September 30, 2009	$38,532	$(5,942)	$(2,109)	$(10,310)	$20,171

DUNDEE CORPORATION

15.	INVESTMENT INCOME AND INCOME FROM EQUITY ACCOUNTED INVESTEES

Investment Income

		Three months		Nine months
For the three and nine months ended September 30,	2009	2008	2009	2008
Interest, dividends, cash distributions	$2,814	$5,557	$10,725	$16,492
Realized investment (losses) gains	373	(900)	(1,089)	910
Other (losses) gains	(579)	150	(1,643)	26
	$2,608	$4,807	$7,993	$17,428

Share of Earnings (Loss) from Equity Accounted Investees

		Three months		Nine months
For the three and nine months ended September 30,	2009	2008	2009	2008
Share of earnings (loss)	$7,519	$(8,400)	$8,717	$(7,838)
(Loss) gains from dilutions of interest	(1,660)	144	(3,130)	3,278
	$5,859	$(8,256)	$5,587	$(4,560)

16.	STOCK BASED COMPENSATION

The terms of the Company’s stock based compensation plans are summarized in notes 15 and 19 to the 2008 Audited Consolidated Financial Statements.

Share Incentive Plans
During the three and nine months ended September 30, 2009, the Company, before considering stock based compensation of subsidiaries described below, recognized stock based compensation expense of $296,000 and $790,000, respectively (2008 – $425,000 and $1,194,000) related to share based compensation arrangements.

For the nine months ended September 30,	2009	2008
Share option plan	$370	$639
Deferred share unit plan	420	555
	$790	$1,194

Share Option Plan
On August 12 and 13, 2009, the Company granted 1,290,000 and 25,000 options, respectively, with a fair value per option of $4.04 and $4.16.  There were no options granted during fiscal 2008.  The fair value of the options granted was estimated at the grant date using an option-pricing model with the following assumptions:

September 30, 2009
Risk-free interest rate	2.87%
Expected volatility	46.6%
Expected life of the options	5.5 years

DUNDEE CORPORATION

A summary of the status of the Company’s share option plan as at September 30, 2009 and December 31, 2008, and the changes during the periods then ended, are as follows:

		September 30, 2009		December 31, 2008
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	3,559,644	$6.63	3,864,644	$6.67
Granted	1,315,000	$9.41	-	$-
Exercised	(240,000)	$4.83	(275,000)	$7.39
Cancelled	(955,032)	$5.99	(30,000)	$4.95
Outstanding, end of period	3,679,612	$7.91	3,559,644	$6.63
Exercisable options	2,364,612	$7.07	3,268,644	$6.41

			Weighted
			Average
		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable
$4.38	120,000	$ 4.38	2.15	120,000
$4.90 to $5.42	1,044,612	$ 4.98	0.82	1,044,612
$9.17 to $9.67	2,515,000	$ 9.29	2.82	1,200,000

Share Incentive Plans and Other Stock Based Plans of DundeeWealth
During the three and nine month periods ended September 30, 2009, DundeeWealth recognized stock based compensation expense of $3,642,000 and $12,619,000, respectively (2008 – $4,764,000 and $15,424,000) in respect of its share incentive arrangements.  As at September 30, 2009, DundeeWealth had granted 5,913,004 (December 31, 2008 – 6,984,960) options at a weighted average exercise price of $9.04 (December 31, 2008 – $9.06) of which 4,461,004 (December 31, 2008 – 5,811,636) were exercisable at September 30, 2009.  At September 30, 2009, DundeeWealth had granted awards for the future issuance of 2,016,261 common shares of DundeeWealth, which issuance is conditional on certain criteria being met, and it had granted an aggregate of 1,070,091 deferred share units.

Stock Option Plan of Eurogas Corporation
Eurogas has established a stock option plan for its directors, officers and employees.  As at September 30, 2009, Eurogas had granted 4,385,000 (December 31, 2008 – 5,205,000) options at a weighted average exercise price of $1.25 (December 31, 2008 – $1.21).  Eurogas also has a deferred share unit plan pursuant to which 435,000 (December 31, 2008 – 315,000) awards have been issued.

During the three and nine months ended September 30, 2009, Eurogas recognized stock based compensation expense of $9,000 and $254,000, respectively (2008 - $139,000 and $450,000) in respect of outstanding share options.  In addition, during the second quarter of 2009, Eurogas awarded 120,000 deferred share unit awards and recorded an associated compensation expense of $61,000 (2008 - $213,000).

Stock Option Plan of Eurogas International Inc.
On June 15, 2009, the Board of Directors of EII approved the issuance of 600,000 stock options at an exercise price of $0.05 per option, to the directors of the Corporation.  Aggregate stock based compensation expense for the three and nine months ended September 30, 2009 in respect of these stock option awards was $2,000 and $8,000, respectively (2008 - $nil).

DUNDEE CORPORATION

Stock Based Compensation of Dundee Realty
The non-controlling shareholder of Dundee Realty has been granted an option through the issuance of a class of Dundee Realty shares that will enable the non-controlling shareholder to acquire additional shares of Dundee Realty over a six-year period at a total cost of approximately $10,700,000.  If exercised, the option will increase the non-controlling shareholder’s interest to 30%.  The option vests in equal annual installments over the six-year period which commenced in 2006 and is subject to the non-controlling shareholder remaining an employee of Dundee Realty.  During the three and nine months ended September 30, 2009, Dundee Realty recognized stock based compensation expense of $22,000 and $86,000, respectively (2008 – $42,000 and $165,000) in respect of this option arrangement.

17.	INCOME TAXES

The Company's income tax provision from continuing operations differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

		Three months		Nine months
	2009	2008	2009	2008
Anticipated income tax expense (recovery) based on a combined Canadian federal and provincial
statutory income tax rate of 33% (2008 - 33.5%)	$14,648	$(5,942)	$32,549	$(13,253)
Non deductible expenses	3,688	3,633	12,361	11,745
Non taxable dilution gains	(221)	(719)	(457)	(231)
Change in valuation allowance	(617)	708	(1,514)	(822)
Remeasurement of future income taxes	(2,678)	6,656	(7,433)	9,423
Net income tax benefits not previously recognized	(12,020)	(2,037)	(14,553)	(2,787)
Other	(1,769)	(8,539)	(1,024)	(7,515)
Income tax expense (recovery)	$1,031	$(6,240)	$19,929	$(3,440)

Significant components of the Company's future income tax assets and liabilities as at September 30, 2009 and December 31, 2008 are as follows:

	September 30, 2009	December 31, 2008
Future income tax assets
Tax loss carry forwards	$133,237	$184,838
Capital assets	18,111	16,346
Investment portfolio, including equity accounted investments	31,263	-
Accrued liabilities	11,061	10,838
Non deductible reserves	3,914	6,370
Other comprehensive income	-	5,618
Other	6,223	5,525
	203,809	229,535
Valuation allowance	(14,556)	(17,131)
Total future income tax assets	189,253	212,404
Future income tax liabilities
Deferred sales commissions	70,793	73,770
Management contracts	101,857	101,885
Other comprehensive income	11,884	-
Investment portfolio, including equity accounted investments	-	5,068
Real estate assets	4,533	12,769
Funds under administration	3,294	3,857
Other	33,811	18,079
Total future income tax liabilities	226,172	215,428
Net future income tax liabilities	$36,919	$3,024

Future income tax assets arise from available income tax loss carry forwards from current and prior years and future income tax deductions.  A valuation allowance is recorded in respect of future income tax assets when management believes it is more likely than not that some or all of the future tax assets will not be realized.  After consideration of estimated future taxable income, expected reversal of future tax liabilities, the nature of the future tax assets and potential tax planning strategies, the Company has determined that a valuation allowance of $14,556,000 (December 31, 2008 – $17,131,000) is required in respect of its future income tax assets as at September 30, 2009.

DUNDEE CORPORATION

As at September 30, 2009, the Company and its subsidiaries had operating loss carry forwards of $458,888,000 (December 31, 2008 – $633,695,000).  In addition, DundeeWealth has a taxable capital loss at September 30, 2009 of $49,805,000 in respect of its sale of a subsidiary in 2007.  While the tax benefit of $14,500,000 in respect of this taxable capital loss was not recognized in the consolidated financial statements, the loss can be carried forward indefinitely to offset future capital gains.

The following table details taxable capital losses and operating loss carry forwards by year of expiry.

Year of Expiry:
2009	$1,351
2010	3,085
2011	5,034
2012	-
2013	-
Thereafter	499,223
$508,693

18.	NET EARNINGS (LOSS) PER SHARE

(in thousands of Canadian dollars, except weighted average number of shares outstanding and per share amounts)
		Three months		Nine months
For the three and nine months ended September 30,	2009	2008	2009	2008
Net earnings (loss) available to Subordinate and Class B Shareholders
Continuing operations	$30,209	$(1,916)	$51,838	$(11,664)
Discontinued operations	$-	$-	$-	$69

Weighted average number of shares outstanding	74,257,314	74,439,523	74,250,232	74,978,802

Basic earnings (loss) per share
Continuing operations	$0.41	$(0.03)	$0.70	$(0.15)
Discontinued operations	$-	$-	$-	$-
Basic earnings (loss) per share	$0.41	$(0.03)	$0.70	$(0.15)
Effect of dilutive securities on available net earnings (loss)
Continuing operations	$(394)	$-	$(781)	$-
Discontinued operations	$-	$-	$-	$-

Effect of dilutive securities on weighted average
number of shares outstanding	1,512,644	-	1,376,122	-

Diluted earnings (loss) per share
Continuing operations	$0.39	$(0.03)	$0.68	$(0.15)
Discontinued operations	$-	$-	$-	$-
Diluted earnings (loss) per share	$0.39	$(0.03)	$0.68	$(0.15)

DUNDEE CORPORATION

19.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

Risks Associated with Financial Instruments
The Company’s financial instruments are exposed to market risk, credit risk and liquidity risk.  Detailed disclosures on the Company’s financial instruments are included in note 22 to the 2008 Audited Consolidated Financial Statements and in the Managing Risk section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008.

The following table illustrates the Company’s financial instruments which are recorded on the consolidated balance sheet at fair value and are exposed to fair value risk.  The table demonstrates the sensitivity of the Company’s earnings before taxes and OCI before taxes, net of associated expenses, for the nine months ended September 30, 2009 to reasonably possible changes in fair value of those instruments.  Amounts illustrated are presented before providing for allocation of earnings or OCI to non-controlling interests.

Earnings before taxes and OCI before taxes, net of associated expenses, for the nine months ended September 30, 2009

			Effect of 3%
		Effect of 3%	absolute
		absolute	change in
		change in	fair value on
		fair value on	other
	Carrying	earnings	comprehensive
	value	before taxes	income (i)
Trading securities owned, net of trading securities sold short	$344,139	$9,490	$ n/a
Available-for-sale securities (ii):
Collateralized loan obligations (iii)	26,858	n/a	806
Mutual fund investments managed by a subsidiary	92,550	n/a	2,777
Other portfolio investments	126,143	n/a	3,784
(i)	Before taxes.
(ii)	Other-than-temporary impairments in the fair value of AFS securities are recorded in net earnings.
(iii)
DundeeWealth’s portfolio of CLOs experienced an other-than-temporary decline in fair value during the first six months of 2009 aggregating $9,501,000 and therefore, this change in fair value was charged to net earnings.  Since June 30, 2009, the fair value of DundeeWealth’s portfolio of CLOs has increased by $19,714,000.  The increase in fair value was recorded as an increase in OCI.

The Company also incurs fair value risk related to the exchange feature on its Exchangeable Debentures (note 11).  The embedded exchange feature to the Exchangeable Debentures is recorded at fair value in the consolidated financial statements and is added to the underlying amortized cost of the Exchangeable Debentures, provided that such fair value adjustment does not result in an aggregate carrying value that is below the principal value of the Exchangeable Debentures outstanding.  Any change in the carrying value of the embedded exchange feature resulting from such adjustment is recorded in net earnings.  The Company has determined that at September 30, 2009, the fair value of the embedded exchange feature was $nil and therefore, the Exchangeable Debentures were carried at their amortized cost.

The Company incurs interest rate risk and currency risk related to its portfolio of CLO investments.  Additional details of the CLO investments are discussed below under the “Specific Risks Associated with Operating Segments – Wealth Management” section.  The following table demonstrates the sensitivity of the Company’s earnings before taxes for the nine months ended September 30, 2009, to reasonably possible changes in market interest rates and foreign exchange rates.  The foreign exchange rate portion of the table reflects the effect of a revised average exchange rate used to translate the related investment income which is reflected in net earnings.

DUNDEE CORPORATION

Earnings before taxes for the nine months ended September 30, 2009

	Effect on earnings before taxes assuming 50 basis	Effect on earnings before taxes assuming an
	point absolute change in market interest rates	absolute 3% change in foreign exchange rates
U.S. dollars	$ 257	$ 160
Euros	33	34

The Company also incurs interest rate risk through its variable rate corporate debt and client account margin loans and credit balances and, to a lesser extent, cash and cash equivalents and amounts related to securities borrowing activities.  In general, for every 50 basis point change in market interest rates, earnings before taxes and non-controlling interest related to variable rate corporate debt, excluding real estate debt, for the nine months ended September 30, 2009 would change by approximately $757,000.  In general, for every 50 basis point change in market interest rates, earnings before taxes related to client account margin loans and credit balances for the nine months ended September 30, 2009 would change by approximately $506,000.  The Company’s exposure to its variable rate real estate debt is discussed under the “Specific Risks Associated with Operating Segments – Real Estate” section.

Prior to the repayment and subsequent extinguishment of its $150 million revolving term credit facility (note 11) DundeeWealth incurred currency risk to the extent that it had drawn against the revolving term credit facility  in either U.S. dollars or Euros.  DundeeWealth continues to be subject to currency risk on its portfolio of CLOs as these debt securities are denominated in either U.S. dollars or Euros.  DundeeWealth’s exposure to currency risk related to its foreign-currency-denominated debt is illustrated in the following table, which demonstrates the sensitivity of earnings before taxes and non-controlling interest to a reasonably possible change in U.S. dollar and Euro exchange rates, with all other variables held constant.  The effect on earnings before taxes reflects the effect of a revised average exchange rate used to translate the related interest expense for the nine months ended September 30, 2009.

Earnings before taxes for the nine months ended September 30, 2009

Effect on earnings before taxes
assuming an absolute 3% change in exchange rates
U.S. dollars	$ 35
Euros	31

DundeeWealth’s assets under management (“AUM”) are exposed to various forms of market risk, including, but not limited to, fair value risk, interest rate risk and currency risk.  DundeeWealth does not quantify its exposure to these risks in isolation; however, in general, for every 3% change in the net asset value of AUM, earnings before taxes and non-controlling interest, defined as revenues less trailer service fees, for the nine months ended September 30, 2009 would change by approximately $6,273,000, before accounting for any changes in performance fees that may be generated by such a change in fair value.

The following table, which includes a breakdown of September 30, 2009 AUM by asset type and base currency, provides additional insight regarding DundeeWealth’s exposure to various forms of market risk.

AUM by Asset Type		AUM by Base Currency
Equity	$ 24,809,000	Canadian dollars	$ 24,598,000
Fixed income and cash	8,835,000	U.S. dollars	6,480,000
		Other	2,566,000
Total	$ 33,644,000	Total	$ 33,644,000

DUNDEE CORPORATION

DundeeWealth also incurs market risk through its exposure to fluctuations in assets under administration (“AUA”).  Adverse global market conditions may impact the Company’s AUA and net earnings through a reduction in client trading and underwriting activity.  While DundeeWealth does not quantify its exposure to these risks in isolation, it does monitor the portion of its AUA of $17.689 billion which is subject to trailer fees and therefore directly impacts trailer fee revenue.  In general, for every 3% change in the net asset value of AUA invested in mutual funds, earnings before taxes and non-controlling interest, net of associated expenses, for the nine months ended September 30, 2009 would change by approximately $456,000.

Credit Risk
The Company manages its credit risk in certain types of trading activities through the establishment of aggregate limits by individual counterparty, reviewing security and loan concentrations and marking to market collateral provided on certain transactions.  For the nine months ended September 30, 2009, and historically, the Company has not incurred any material loss arising from a counterparty default.

Additionally, the real estate segment manages its exposure to credit risk by attracting tenants and land buyers of sound financial standing, diversifying its mix of tenants and ensuring adequate security has been provided in support of loans.

Liquidity Risk
The following table summarizes the maturity profile of the Company’s financial liabilities as at September 30, 2009.

	Carrying Amount	Contractual Term to Maturity
Bank indebtedness (note 9 )	$2,136	No fixed term to maturity
Accounts payable and accrued liabilities	243,649	Typically due within 20 to 90 days
Client deposits and related liabilities (note 10)	534,098	Due on demand
Corporate debt (i) (note 11)	487,760	Subject to term facilities
Series 1 preference shares, DundeeWealth (note 12)	153,221	Retractable by the holder after March 13, 2017
Preference shares, series 1 (note 12)	147,634	Retractable by the holder after June 30, 2016
Total	$1,568,498
(i)      Contractual term to maturity related to the real estate debt is disclosed below under the “Specific Risks Associated with Operating Segments – RealEstate” section.

Specific Risks Associated with Operating Segments

Wealth Management

Restructured Asset-Backed Commercial Paper
At December 31, 2008, DundeeWealth held ABCP with a par value at maturity of $379,425,000 and with a carrying value of $169,478,000.  On January 21, 2009, as part of the restructuring plan granted by the Superior Court of Ontario, DundeeWealth exchanged its ABCP for longer-term FRNs designed to match the maturities of the underlying assets.  At closing, DundeeWealth received $145,739,000 MAV2 Class A-1 notes, $123,577,000 MAV2 Class A-2 notes, $22,433,000 MAV2 Class B notes, $9,023,000 MAV2 Class C notes, $26,827,000 MAV2 IA tracking notes, $14,152,000 MAV3 IA tracking notes and $29,600,000 MAV3 TA tracking notes.  DundeeWealth has classified the FRNs as held-for-trading.

Concurrent with completion of the restructuring plan, DundeeWealth received accrued interest of $16,842,000 in respect of its ABCP holdings which, when received, was recorded as a reduction in the carrying value of DundeeWealth’s investment in ABCP.  Subsequent to the restructuring, DundeeWealth received additional accrued interest of $603,000 and principal repayments of $28,195,000, which were also recorded as reductions in the carrying value of the FRNs to $123,838,000.  The principal repayments included $25,906,000 in respect of the MAV3 TA tracking notes held by DundeeWealth, $1,910,000 in respect of DundeeWealth’s investments in MAV2 IA and MAV3 IA tracking notes, and $379,000 in respect of the MAV2 A-1 and A-2 notes held by DundeeWealth.

DUNDEE CORPORATION

There are currently no market quotations available for the FRNs.  Consistent with methodologies applied to determine fair value of these financial assets at December 31, 2008, DundeeWealth applied a valuation approach using publicly available information to determine the type and characteristics of assets in each of the affected trusts.  Using a valuation technique, DundeeWealth assigned values to each asset type, after which an overall dollar weighted average valuation across all FRNs was then calculated.  DundeeWealth’s determination of fair value of traditional assets continues to be based primarily on discussions with third party dealers or, where available, the most recent trading prices of similar securities.  As proxy for the fair value of hybrid securitized assets, DundeeWealth considered credit indices on structured finance products including the ABX, TABX and CMBX indices.  Fair value of leveraged and unleveraged corporate CDOs is determined using a pricing model which requires inputs of initial and current credit spreads, a risky annuity and a leverage factor.

Leveraged and unleveraged corporate CDOs represent approximately 70% of the assets underlying the FRNs.  Credit spreads, which impact the value of leveraged and unleveraged corporate CDOs, declined considerably in the second quarter of 2009 from their highest point in March 2009.  Generally, the fair value of this asset class is expected to decline in periods of increasing credit spreads, and correspondingly increase in periods of tightening or decreasing credit spreads.

The estimated fair value of the FRNs at September 30, 2009, using the valuation methodologies outlined above was $172,761,000 and accordingly, DundeeWealth recorded market appreciation of $48,923,000 in net earnings as a “fair value adjustment”, representing a discount of 50% from their par value.

There is no assurance that the pricing of these FRNs will not increase or decline in future periods or that the FRNs will trade at a market value which is the same as their fair value.  Generally and with all other factors remaining constant, including the vintage of assets, a 10 basis point change in credit spreads may result in an approximate 4% change in the value of these assets.  However, leverage on CDO assets may create a non-linear change in market value for corresponding changes in credit spreads.

There can be no assurance that DundeeWealth’s investment in FRNs will trade at a value equivalent to the fair value of the FRNs, determined as outlined above.  As a result of these uncertainties, and the fact that the Company’s valuation methodology was based on incomplete information, these estimates may change materially in subsequent reporting periods.

Collateralized Loan Obligations
At September 30, 2009, DundeeWealth held 27 positions in CLOs, including U.S. dollar denominated CLOs with a par value of US$88,550,000 and Euro denominated CLOs with a par value of €15,500,000.  For the three and nine months ended September 30, 2009, DundeeWealth earned interest of $1,590,000 and $6,470,000, respectively (2008 – $3,435,000 and $10,212,000) from its portfolio of CLO investments.  This interest has been included in investment income in the Company’s statements of operations.

In the first six months of 2009, the credit quality of the loans supporting DundeeWealth’s CLO investments continued to be depressed.  In addition, a number of factors continued to exert downward pressure on CLO pricing which resulted in limited trading, despite the significant supply of CLO products.  Furthermore, DundeeWealth observed more objective evidence of increasing financial difficulty within the collateral supporting each CLO investment.  Accordingly, DundeeWealth determined that, at June 30, 2009, its CLO investments were impaired on an other-than-temporary basis and accordingly, it recognized a fair value adjustment of $9,501,000 (2008 – $nil) against the carrying value of its CLO investments.  This amount was included in net earnings as a “fair value adjustment”.  In the third quarter of 2009, improved capital market conditions, compounded by declines in credit spreads experienced earlier in the year, contributed to a $19,714,000 increase in the fair value of DundeeWealth’s CLOs.  As DundeeWealth classified its CLOs investments as AFS securities, the increase in the fair value has been recorded as OCI in accordance with current accounting guidelines.

Given the current economic environment and potential variability of the various measures used to assess credit quality of the loans supporting the CLO investments, material changes in the fair value of these investments may result in future periods.

DUNDEE CORPORATION

Real Estate

Interest Rate Risk
The Company incurs interest rate risk through the real estate segment’s variable rate real estate debt.  This exposure arises principally on changes in Canadian dollar interest rates.  In general, for every 50 basis point change in market interest rates, earnings before taxes related to variable rate real estate debt for the nine months ended September 30, 2009 would change by approximately $75,000 and inventory costs would change by approximately $138,000.

Liquidity Risk
The following table summarizes the scheduled principal repayments and debt maturities in respect of real estate debt.

Principal Repayments	Mortgages	Demand Revolving Credit Facilities	Land Mortgages	Housing Advances	Term Debt	TOTAL
2009	$312	$54,408	$7,460	$21,396	$64	$83,640
2010	5,329	-	3,825	16,278	1,919	27,351
2011	698	-	800	8,074	1,158	10,730
2012	567	-	-	-	1,303	1,870
2013	598	-	146	-	1,363	2,107
2014 and thereafter	18,231	-	367	-	15,991	34,589
TOTAL	$25,735	$54,408	$12,598	$45,748	$21,798	$160,287
Adjusted for:
Acquisition date fair value debt adjustment						(1,121)
Deferred financing						(152)
As at September 30, 2009						$159,014

Currency Risk
The Company’s real estate segment has entered into a foreign exchange forward contract to purchase a total of US$13,646,000 of currency at specific dates, which commenced on September 2, 2008 and ends on February 1, 2010.  The foreign exchange forward contract hedges the real estate segment’s exposure to foreign currency risk related to its future funding obligations for capital projects.  As of September 30, 2009, the balance to be purchased under this foreign exchange forward contract was US$1,496,000.  There is no ineffectiveness relating to this hedging relationship, therefore no amount of gain or loss was recognized in net earnings for the reporting period.  As determined using a derivative valuation model, a 3% change in foreign exchange rates would result in an approximate $48,000 adjustment to OCI before non-controlling interest for the nine months ended September 30, 2009.

Resources

Interest Rate Risk
Eurogas incurs interest rate risk through its GICs and discounted notes and, to a lesser extent, its cash position.  The investments in GICs and discounted notes are designated as held-for-trading financial instruments and are measured at fair value.  As a result, the effect of interest rate changes are recognized in net income in the period incurred.  For every 50 basis point change in market interest rates, net earnings before income taxes related to GICs and discounted notes, for the nine months ended September 30, 2009, would change by approximately $290,000.

Currency Risk
Eurogas also has certain cash balances that are denominated in US dollars in order to facilitate US dollar transactions.  Eurogas does not incur significant currency risk in respect of these balances, as the amount of cash held in foreign currency is not significant.

DUNDEE CORPORATION

Equity Accounted Investments
The various risk factors discussed above may impact the Company’s equity accounted investments and therefore impact future net earnings and OCI.  The Company, however, does not measure or monitor these risks in isolation.

Capital Management
The Company defines the capital that it manages as the aggregate of its shareholders’ equity and interest bearing debt, including outstanding preference shares.  Detailed disclosures of the Company’s capital, including its objectives when managing capital and regulatory capital requirements, are included in note 23 to the 2008 Audited Consolidated Financial Statements and in the Liquidity and Capital Resources section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008.

20.	COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Other than as disclosed below, there have been no substantive changes to the description and nature of commitments, contingencies and off-balance sheet arrangements from those described in note 24 to the 2008 Audited Consolidated Financial Statements.

Guarantee by Certain Subsidiaries of DundeeWealth
In connection with DundeeWealth’s issuance of $200 million principal amount of Notes (note 11), certain subsidiaries of DundeeWealth unconditionally guaranteed, on a joint and several basis, the payment of principal, interest and premium, if any, on the Notes.  The guarantees will be unsecured obligations of, and will rank equally with all other unsecured and unsubordinated indebtedness and obligations of each of the subsidiaries.

Land Purchase Agreements and Estimated Costs to Complete
Dundee Realty has commitments under land purchase agreements totalling $2,507,000 as at September 30, 2009 (December 31, 2008 – $2,832,000) which will become payable in future periods upon the satisfaction of certain conditions pursuant to these agreements.  Estimated costs to complete land and housing and condominium projects which have not been accrued at September 30, 2009 were $2,740,000 (December 31, 2008 – $8,265,000).

Wind Turbine Purchase Agreement
Dundee Realty has commitments under a wind turbine purchase agreement through its joint venture investment in the windmill development project for $1,495,000 which will become payable upon delivery and installation of certain equipment.

Joint Ventures and Co-ownerships
Dundee Realty may conduct its real estate activities from time to time through joint ventures with third party partners.  Dundee Realty is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $25,581,000 as at September 30, 2009 (December 31, 2008 – $9,861,000).  The Company would have available to it the other venturers’ share of assets to satisfy the obligations, if any, that may arise.

Legal Contingencies
The Company and its subsidiaries are defendants in various legal actions.  The Company intends to vigorously defend itself against these claims.  Although the ultimate outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management, based on information currently available, that these are not material liabilities, adequate provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

DUNDEE CORPORATION

21.	SEGMENTED INFORMATION

Segmented Statements of Operations for the nine months ended September 30, 2009 and 2008

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
SEGMENTED OPERATIONS
Revenues	$ 533,128	$ 650,365	$ 176,073	$ 214,088	$ 1,648	$ 2,118	$ 9,396	$ 11,460	$ (6,239)	$ (8,853)	$ 714,006	$ 869,178
Expenses	428,688	525,402	126,381	152,384	4,308	6,049	4,093	9,115	(822)	(1,253)	562,648	691,697
	104,440	124,963	49,692	61,704	(2,660)	(3,931)	5,303	2,345	(5,417)	(7,600)	151,358	177,481
Less:
Depreciation, depletion and amortization	75,348	70,189	3,486	3,141	441	93	1,477	1,507	-	-	80,752	74,930
Interest expense	15,318	14,310	6,937	7,259	2,201	3,291	10,678	6,150	(7,871)	(10,054)	27,263	20,956
Share of (earnings) losses of equity accounted investees	-	-	2,321	(1,095)	(7,908)	5,655	-	-	-	-	(5,587)	4,560
Fair value adjustments	(39,422)	113,827	-	-	-	-	-	-	-	-	(39,422)	113,827
Foreign exchange (gain) loss	(9,077)	2,488	-	-	386	(323)	(204)	215	-	-	(8,895)	2,380
Unrealized gain on exchangeable debentures	-	-	-	-	-	-	-	(1,314)	-	-	-	(1,314)
OPERATING EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	62,273	(75,851)	36,948	52,399	2,220	(12,647)	(6,648)	(4,213)	2,454	2,454	97,247	(37,858)
Non-controlling interest	(20,620)	30,772	(7,429)	(8,107)	1,183	1,791	-	-	-	-	(26,866)	24,456
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	41,653	(45,079)	29,519	44,292	3,403	(10,856)	(6,648)	(4,213)	2,454	2,454	70,381	(13,402)
Dilution gains (losses)											1,386	(1,702)
Income taxes											(19,929)	3,440
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	41,653	(45,079)	29,519	44,292	3,403	(10,856)	(6,648)	(4,213)	2,454	2,454	51,838	(11,664)
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	69	-	-	-	-	-	-	-	-	-	69
NET EARNINGS (LOSS) FOR THE PERIOD	$ 41,653	$ (45,010)	$ 29,519	$ 44,292	$ 3,403	$ (10,856)	$ (6,648)	$ (4,213)	$ 2,454	$ 2,454	$ 51,838	$ (11,595)

Segmented Statements of Assets as at September 30, 2009 and December 31, 2008

	Wealth						Other Investments and
	Management		Real Estate			Resources	Corporate Costs		Intersegment		TOTAL
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Cash and cash equivalents	$ 333,796	$ 147,113	$ 20,628	$ 16,506	$ 885	$ 2,688	$ 123,273	$ 1,277	$ -	$ -	$ 478,582	$ 167,584
Goodwill	373,926	375,967	-	-	-	-	-	-	-	-	373,926	375,967
Other assets	1,541,941	1,474,894	659,882	832,921	253,807	183,903	72,985	45,691	-	-	2,528,615	2,537,409
TOTAL ASSETS	$ 2,249,663	$ 1,997,974	$ 680,510	$ 849,427	$ 254,692	$ 186,591	$ 196,258	$ 46,968	$ -	$ -	$ 3,381,123	$ 3,080,960

DUNDEE CORPORATION

Segmented Statements of Operations for the three months ended September 30, 2009 and 2008

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment			TOTAL
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
SEGMENTED OPERATIONS
Revenues	$ 191,568	$ 201,670	$ 75,905	$ 114,463	$ (47)	$ 936	$ 3,316	$ 2,953	$ (2,042)	$ (2,900)	$ 268,700	$ 317,122
Expenses	148,808	169,511	52,887	80,821	1,458	3,858	1,436	2,972	(294)	(378)	204,295	256,784
	42,760	32,159	23,018	33,642	(1,505)	(2,922)	1,880	(19)	(1,748)	(2,522)	64,405	60,338
Less:
Depreciation, depletion and amortization	25,330	24,718	900	1,098	147	20	501	439	-	-	26,878	26,275
Interest expense	4,185	4,246	2,081	2,209	700	1,110	2,888	3,188	(2,566)	(3,340)	7,288	7,413
Share of (earnings) losses of equity accounted investees	-	-	553	(241)	(6,412)	8,497	-	-	-	-	(5,859)	8,256
Fair value adjustments	(2,876)	37,942	-	-	-	-	-	-	-	-	(2,876)	37,942
Foreign exchange (gain) loss	(4,861)	72	-	-	94	1,189	25	65	-	-	(4,742)	1,326
Unrealized gain on exchangeable debentures	-	-	-	-	-	-	-	(465)	-	-	-	(465)
OPERATING EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	20,982	(34,819)	19,484	30,576	3,966	(13,738)	(1,534)	(3,246)	818	818	43,716	(20,409)
Non-controlling interest	(6,585)	13,305	(6,955)	(5,100)	392	1,375	-	-	-	-	(13,148)	9,580
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	14,397	(21,514)	12,529	25,476	4,358	(12,363)	(1,534)	(3,246)	818	818	30,568	(10,829)
Dilution gains											672	2,673
Income taxes											(1,031)	6,240
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	14,397	(21,514)	12,529	25,476	4,358	(12,363)	(1,534)	(3,246)	818	818	30,209	(1,916)
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
NET EARNINGS (LOSS) FOR THE PERIOD	$ 14,397	$ (21,514)	$ 12,529	$ 25,476	$ 4,358	$ (12,363)	$ (1,534)	$ (3,246)	$ 818	$ 818	$ 30,209	$ (1,916)

DUNDEE CORPORATION

22.  FUTURE ACCOUNTING CHANGES

Financial Instruments – Disclosures
In June 2009, the Canadian Accounting Standards Board (“AcSB”) incorporated the recent amendments to International Financial Reporting Standards (“IFRS”) 7, “Financial Instruments: Disclosures”, into CICA Handbook Section 3862, “Financial Instruments – Disclosures”.  The amendments introduce a three level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used.  In addition, the amendments require enhanced disclosures regarding the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed.  The amendments are applicable to the Company’s annual financial statements beginning with fiscal 2009.  Comparative information is not required in the year of adoption.  The Company is currently evaluating the impact of the adoption of these amendments.

Impairment of Financial Assets
In August 2009, the AcSB amended CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, to achieve consistency with international standards on impairment of debt securities.  The amendments changed the definition of a loan such that debt securities not quoted in an active market could be classified as a loan and measured at amortized cost.  Impairment for debt securities classified as loans will be assessed and recorded using the incurred credit loss model of CICA Handbook Section 3025, “Impaired Loans”.  Debt securities that are classified as AFS securities continue to be written down to their fair value through earnings when the impairment is considered other-than-temporary.  However, the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.  The amendments are applicable to the Company effective January 1, 2010.  The Company is currently evaluating the impact of the adoption of these amendments.

Business Combinations
In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”.  These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.

CICA Handbook Section 1582 establishes standards for the accounting of a business combination.  It provides the Canadian equivalent to IFRS 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  The Company is currently evaluating the impact of the adoption of these sections.

International Financial Reporting Standards
In February 2008, the CICA AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS in calendar year 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there may be significant differences on recognition, measurement and disclosure that may materially impact the Company's consolidated financial statements.

DUNDEE CORPORATION

The implementation of IFRS will apply to the Company's interim and annual financial statements beginning on January 1, 2011, including the restatement of comparative amounts for 2010.  As a result, the Company has established an IFRS implementation committee with a mandate to oversee the conversion process, including any impact that the conversion may have on business practices, systems and internal controls over financial reporting.  The IFRS implementation committee consists of senior management from accounting and finance, internal audit, information technology, and business operations.  During 2008, the implementation committee completed an initial analysis of the significant differences between IFRS and the Company's current accounting policies, including an assessment of the impact of various accounting alternatives offered pursuant to IFRS.  The implementation committee also implemented an education program for key employees responsible for financial reporting.  Key elements of the IFRS conversion process that are currently in progress include, but are not limited to:

•	A detailed assessment of key differences between IFRS and the Company's current accounting policies and the related impact on business activities.

•
A detailed assessment of the application of IFRS 1 “First-time Adoption of International Financial Reporting Standards”, which provides guidance for an entity’s initial adoption of IFRS, and provides for limited optional exemptions in specified areas of certain IFRS standards.

•	The development of solutions to address identified issues and documentation of recommended accounting policies.

•	The development of an ongoing education program for key employees responsible for financial reporting.

•	The review and preparation of IFRS disclosure requirements.

As the Company continues to assess the impact of IFRS adoption on its business activities, processes and accounting policies, it will implement a communication strategy, as appropriate, aimed at all stakeholders, including employees, rating agencies, and shareholders, to assist in their understanding of its transition to IFRS.  Additionally, the IFRS implementation committee will continue to revisit the conversion plan and accordingly, changes to the plan may be required, as more information on the Company’s adoption of IFRS becomes known.

DUNDEE CORPORATION